UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, 23rd floor, Santiago, Chile

(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

as of and for the six months ended June 30, 2013

Compañía Cervecerías Unidas S.A. Interim Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2013 (Unaudited) and as of December 31, 2013

ASSETS	Notes	As of June 30, 2013	As of December 31, 2012
		ThCh$	ThCh$
Current assets
Cash and cash equivalent	14	65,826,508	102,337,275
Other financial assets	6	3,347,760	1,380,474
Other non-financial assets	18	15,239,913	16,376,293
Accounts receivable-trade and other receivables	15	152,228,981	204,570,870
Accounts receivable from related companies	16	8,210,659	9,611,990
Inventories	17	160,438,248	141,910,972
Taxes receivables	26	16,083,566	19,287,830
Total current assets different from assets of disposal group held for sale		421,375,635	495,475,704
Assets of disposal group held for sale	24	397,693	412,332
Total assets of disposal group held for sale		397,693	412,332
Total current assets		421,773,328	495,888,036

Non-current assets
Other financial assets	6	167,435	65,541
Other non-financial assets	18	15,714,793	23,239,482
Accounts receivable from related companies	16	382,919	414,115
Investment accounted by equity method	19	17,304,525	17,326,391
Intangible assets other than goodwill	20	58,297,088	58,669,967
Goodwill	21	76,350,145	70,055,369
Property, plant and equipment (net)	22	638,090,998	612,328,661
Biological assets	25	17,802,806	18,105,213
Investment property	23	6,432,263	6,560,046
Deferred tax assets	26	25,614,556	23,794,919
Total non-current assets		856,157,528	830,559,704
Total Assets		1,277,930,856	1,326,447,740

The accompanying notes 1 to 37 are an integral part of these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. Interim Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2013 (Unaudited) and as of December 31, 2013

LIABILITIES AND EQUITY	Notes	As of June 30, 2013	As of December 31, 2012
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	27	129,219,446	54,874,267
Accounts payable-trade and other payables	28	119,850,019	165,392,448
Accounts payable- to related companies	16	10,560,756	8,013,545
Other short-term provisions	29	587,440	401,849
Tax liabilities	26	9,406,877	7,096,722
Employee benefits provisons	31	11,670,619	15,901,531
Other non-financial liabilities	30	29,319,397	62,849,254
Total current liabilities		310,614,554	314,529,616
Non-current liabilities
Other financial liabilities	27	145,626,920	209,122,735
Others accounts payable	28	809,368	724,930
Accounts payable to related companies	16	6,262	2,391,810
Other long-term provisions	29	2,623,572	1,493,280
Deferred tax liabilities	26	72,034,053	74,495,941
Employee benefits provisions	31	14,049,102	13,171,142
Total non-current liabilities		235,149,277	301,399,838
Total liabilities		545,763,831	615,929,454

EQUITY
Equity attributable to equity holders of the parent	33
Paid-in capital		231,019,592	231,019,592
Other reserves		(49,619,314)	(48,146,228)
Retained earnings		458,218,635	430,346,315
Subtotal equity attributable to equity holders of the parent		639,618,913	613,219,679
Non-controlling interests	32	92,548,112	97,298,607
Total Shareholders’ Equity		732,167,025	710,518,286
Total Liabilities and Shareholders’ Equity		1,277,930,856	1,326,447,740

The accompanying notes 1 to 37 are an integral part of these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. Interim Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF INCOME

(Unaudited)

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the six months ended June 30,		For the three months ended June 30,
		2013	2012	2013	2012
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales	9	547,546,167	499,498,547	243,446,051	218,018,925
Cost of sales	10	(249,409,818)	(235,669,932)	(119,493,690)	(110,028,637)
Gross margin		298,136,349	263,828,615	123,952,361	107,990,288
Other income by function	12	1,394,812	2,256,166	462,206	1,627,839
Distribution costs	10	(101,863,958)	(85,223,276)	(45,304,799)	(38,584,278)
Administrative expenses	10	(42,332,186)	(40,003,012)	(21,285,700)	(19,596,695)
Other expenses by function	10	(75,462,601)	(63,618,810)	(35,982,761)	(31,261,223)
Other gains (losses)	13	1,679,017	(1,968,281)	1,869,768	301,628
Gains (losses) from operational activities		81,551,433	75,271,402	23,711,075	20,477,559
Financial income	11	1,998,538	4,241,103	924,166	1,908,266
Financial costs	11	(9,775,071)	(7,279,712)	(4,762,086)	(3,474,889)
Equity and income from joint ventures	19	(1,848)	(120,578)	22,602	(107,872)
Foreign currency exchange differences	11	(648,422)	(613,327)	(530,128)	(600,753)
Result as per adjustment units	11	(121,893)	(2,626,956)	87,221	(735,136)
Income before taxes		73,002,737	68,871,932	19,452,850	17,467,175
Income taxes	26	(13,723,424)	(13,826,036)	(2,275,620)	(4,504,269)
Income from continuing activities		59,279,313	55,045,896	17,177,230	12,962,906

Net income attributable to:
Equity holders of the parent		55,744,639	51,535,799	15,429,225	11,310,918
Non-controlling interests	32	3,534,674	3,510,097	1,748,005	1,651,988
Net income of year		59,279,313	55,045,896	17,177,230	12,962,906
Net income per share (Chilean pesos) from:
Continuing operations		175.02	161.81	48.44	35.51
Diluted earnings per share (Chilean pesos) from:
Continuing operations		175.02	161.81	48.44	35.51

The accompanying notes 1 to 37 are an integral part of these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. Interim Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the six months ended June 30,		For the three months ended June 30,
		2013	2012	2013	2012
		ThCh$	ThCh$	ThCh$	ThCh$
Net Income		59,279,313	55,045,896	17,177,230	12,962,906
Other income and expenses charged or credited against equity
Cash flow hedges	33	274,311	(154,575)	238,598	359,512
Exchange differences of foreign subsidiaries	33	(3,575,587)	(8,895,011)	1,989,667	(402,905)
Income tax related to other income components and expense charged or credited against equity	33	(74,409)	-	(45,486)	-

Income tax related with cash flow hedge	33	(54,862)	27,750	(47,720)	(67,462)

Income tax related with defined plans of Other Comprehensive Income	33	14,882	-	9,097	-
Total other comprehensive income and		(3,415,665)	(9,021,836)	2,144,156	(110,855)
Comprehensive income		55,863,648	46,024,060	19,321,386	12,852,051
Comprehensive income originated by:
Equity holders of the parent (1)		52,490,989	43,333,002	17,450,301	11,257,723
Non-controlling interests		3,372,659	2,691,058	1,871,085	1,594,328
Comprehensive income		55,863,648	46,024,060	19,321,386	12,852,051

(1) Corresponds to the income (loss) for the year where no income or expenses have been recorded directly against shareholders´s equity.

The accompanying notes 1 to 37 are an integral part of these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. Interim Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

INTERIM STATEMENT OF CHANGES IN EQUITY

	Paid-in Capital		Other Reserves
INTERIM STATEMENT OF CHANGES IN EQUITY	Common Stock	Shares premium	Currency translation difference	Hedge reserves	Actuarial gains and losses on defined benefit plans reserves	Other reserves	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interest	Total Shareholder’s Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2012	215,540,419	15,479,173	(25,038,705)	484,432	-	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Changes
Interim dividends according to policy (4)	-	-	-	-	-	-	(25,767,902)	(25,767,902)	-	(25,767,902)
Other increases (decreases) in Equity	-	-	-	-	-	-	-	-	(4,060,660)	(4,060,660)
Comprehensive income and expense	-	-	(8,115,161)	(87,636)	-	-	51,535,799	43,333,002	2,691,058	46,024,060
Total changes in equity	-	-	(8,115,161)	(87,636)	-	-	25,767,897	17,565,100	(1,369,602)	16,195,498
AS OF JUNE 30, 2012 (Unaudited)	215,540,419	15,479,173	(33,153,866)	396,796	-	(10,619,334)	398,897,849	586,541,037	114,440,123	700,981,160
Balance as of January 1, 2012	215,540,419	15,479,173	(25,038,705)	484,432		(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Changes
Interim dividends (1)	-	-	-	-	-	-	(20,065,681)	(20,065,681)	-	(20,065,681)
Final dividends (2)	-	-	-	-	-	-	(37,150,689)	(37,150,689)	-	(37,150,689)
Increase (Decrease) through changes in ownership interests in subsidiaries that do not result in loss of control (3)	-	-	-	-	-	7,248,058	-	7,248,058	(19,706,470)	(12,458,412)
Other increases (decreases) in Equity	-	-	-	-	-	-	-	-	(6,702,880)	(6,702,880)
Comprehensive income and expense	-	-	(19,637,257)	(583,422)	-	-	114,432,733	94,212,054	7,898,232	102,110,286
Total changes in equity	-	-	(19,637,257)	(583,422)	-	7,248,058	57,216,363	44,243,742	(18,511,118)	25,732,624
AS OF DECEMBER 31, 2012	215,540,419	15,479,173	(44,675,962)	(98,990)	-	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Balance as of January 1, 2013	215,540,419	15,479,173	(44,675,962)	(98,990)		(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Changes
Interim dividends according policy (4)	-	-	-	-	-	-	(27,872,319)	(27,872,319)	-	(27,872,319)
Increase (Decrease) through changes in ownership interests in subsidiaries that do not result in loss of control (3)	-	-	-	-	-	1,780,564	-	1,780,564	(5,813,129)	(4,032,565)
Other increases (decreases) in Equity	-	-	-	-	-	-	-	-	(2,310,025)	(2,310,025)
Comprehensive income and expense	-	-	(3,363,815)	177,484	(67,319)	-	55,744,639	52,490,989	3,372,659	55,863,648
Total changes in equity	-	-	(3,363,815)	177,484	(67,319)	1,780,564	27,872,320	26,399,234	(4,750,495)	21,648,739
AS OF JUNE 30, 2013 (Unaudited)	215,540,419	15,479,173	(48,039,777)	78,494	(67,319)	(1,590,712)	458,218,635	639,618,913	92,548,112	732,167,025

(1) Related to declared dividends at December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.

(2) Related to the difference between the dividends effectively paid and the provision established (50% as per current policies) at the closing date of the preceeding year.

(3) In 2013, the Company acquired additional interests in Viña San Pedro Tarapaca S.A. with a carrying value of ThCh$ 5,812,638 (ThCh$ 19,769,957 in 2012) for ThCh$ 4,032,074 (ThCh$ 12,521,899 in 2012) resulting in an increase to other reserves of ThCh 1,780,564 (ThCh$ 7,248,058 in 2012) (Note 1 (1)).

(4) Related to CCU’s policies to distribute a minimum dividend of at least 50% of the income (Note 33).

The accompanying notes 1 to 37 are an integral part of these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. Interim Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Note	For the six months ended June 30,
		2013	2012
		ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		755,192,185	718,372,714
Other proceeds from operating activities		10,081,244	14,118,514
Types of payments:
Payments of operating activities		(511,592,918)	(505,634,412)
Payments of salaries		(76,407,791)	(59,179,068)
Other payments for operating activities		(76,886,538)	(81,990,297)
Dividends received		32,407	3,294
Interest paid		(9,622,407)	(7,392,393)
Interest received		1,992,572	4,033,508
Income tax reimbursed (paid)		(13,765,506)	(17,812,373)
Other cash movements		(3,940,191)	(4,559,807)
Net cash flows from (used in) operational activities		75,083,057	59,959,680

Cash flows from (used in) investing activities
Cash flows used for control of subsidiaries or other businesses	14	(1,781,907)	-
Loan to related entities		(1,247,510)	-
Proceeds from sale of property, plant and equipment		248,511	1,246,860
Acquisition of property, plant and equipment		(50,930,457)	(55,178,589)
Other cash movements		733,634	-
Net cash flows from (used in) investing activities		(52,977,729)	(53,931,729)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidiaries	14	(4,032,074)	-
Proceeds from long-term loans		11,152,745	-
Proceeds from short-term loans		12,519,685	23,160,118
Total amount from loans		23,672,430	23,160,118
Loan payments		(11,590,221)	-
Payments of finance lease liabilities		(740,330)	(786,269)
Dividends paid		(63,725,670)	(65,653,925)
Other cash movements		(1,573,284)	(2,620,395)
Net cash flows from (used in) financing activities		(57,989,149)	(45,900,471)

Net Increase (Decrease) in cash and cash equivalents, before the effect of changes in exchange rate		(35,883,821)	(39,872,520)
Effects of changes in exchange rates on cash and cash equivalents		(626,946)	(157,432)

Cash and cash equivalents, initial balance		102,337,275	178,065,758
Cash and cash equivalents, final balance	14	65,826,508	138,035,806

The accompanying notes 1 to 37 are an integral part of these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 1 General Information

Compañía Cervecerías Unidas S.A. (CCU, or the Company or the Parent Company) was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, SVS) under N° 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs. According to this Amendment, there was an ADS ratio change from 1 ADS to 5 common shares to a new ratio of 1 ADS to 2 common shares. There was no change to CCU’s underlying ordinary shares. This action was effective on December 20, 2012, date against which shareholders’ ownership was measured for the action was December 14, 2012. Existing ADRs continued to be valid with the amended number of shares and were not exchanged for new ADRs.

Through its subsidiaries, CCU produces, bottles, sells and distributes beverages. It is a multi-category company that participates in businesses such as beer, wine, spirits, cider and non-alcoholic beverages, such as soft drinks, juices and waters. In the beer business it participates in the Chilean and Argentine markets, as well as in the wine business, where it exports to over 86 countries. Argentina is also involved in the business of cider and in Uruguay in the waters and soft drinks business. In the rest of the businesses the Company participates only in the Chilean market. Additionally, through the joint business Foods Compañía de Alimentos CCU S.A. (Foods) it participates in the ready-to-eat market. CCU, either directly or through its subsidiaries, sells goods or provides services to other business units such as plastic bottles and caps, shared services management, logistics, distribution of finished products and marketing services.

The Company is the largest producer, bottler and distributor of beer in Chile. CCU’s beer production and distribution includes a wide range of brands in the super premium, premium, mainstream as well as popular-priced segments, which are marketed under seven proprietary brands (or brand extensions) and four licensed brands. In domestic market, its portfolio of brands in the beer category consist among others Cristal, Cristal Light, Cristal Cero, Escudo, Escudo Negra, Kunstmann, Austral, Dolbeck, Royal Guard, Royal Light, Morenita, Dorada and Lemon Stones. The primary brand distributed and/or produced under license is Heineken. In Chile, the Company is the exclusive distributor of Budweiser beer. Beer manufacturing in Chile is carried out at our Santiago, Temuco and Valdivia plants.

The Company is the second largest beer producer in the Argentine market, with three production facilities in the cities of Salta, Santa Fe and Luján. In Argentina the Company produces and/or distributes Heineken, Budweiser, Armstel and Otro Mundo beer under license, as well as proprietary brands, such as Schneider, Salta, Santa Fe, Córdoba, Imperial, Bieckert and Palermo, among others. The Company also imports and distributes, among others, beers Bierra Moretti, Negra Modelo, Corona, Guinness and Kunstmann. Additionally, exports beer to different countries in the region mainly under Schneider, Heineken and Budweiser brands. Besides, participates in the cider business, taking control of Saenz Briones and Sidra La Victoria. In these categories, its portfolio brands are Real, La Victoria, Saenz Briones 1888 and Apple Storm ciders, among others. Also participates in the spirits business, which is marketed under the brand El Abuelo. In addition, the Company entered into the business of distribution of Heineken beer in Paraguay.

In Uruguay, the Company participates in the mineral waters and soft drinks business with Native and Nix brand, respectively. In addition, it sells beers imported from Argentina under Heineken brand.

The Company is also a wine and sparkling producer in Chile, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), the second largest wine exporter in Chile, and is among the third largest winery in the domestic market. Its main brands are Cabo de Hornos, Tierras Moradas, “1865”, Castillo de Molina, Kankana del Elqui, 35 Sur, Gato, Gato Negro, Las Encinas, Urmeneta, Manquehuito, Altaïr, Sideral, Supremo, La Celia, La Consulta, Leyda, the portfolio of Viña Santa Helena S.A. which includes “Cuatro Estaciones” formed by Vernus, Notas de Guarda and D.O.N. (De Origen Noble), which add to Selección del Directorio, Santa Helena Reserva, Parras Viejas, Siglo de Oro and Gran Vino. The brands’s portfolio acquired via merger of Viña Tarapacá ex Zavala S.A., includes: Gran Tarapacá, Tarapacá Reserva, León de Tarapacá, Tarapacá Plus, Tara Pakay, Etiqueta Negra, Gran Reserva, Zavala, Misiones de Rengo, Viña Mar, Casa Rivas and Tamarí, among others.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The Company, through its subsidiary Embotelladora Chilenas Unidas S.A. (“ECUSA”) is one of the largest non-alcoholic beverage producers in Chile, including soft drinks, mineral and purified water, juices, teas and sports and energy drinks. It is bottler and distributor in Chile of its proprietary brands and of brands produced under license. The proprietary brands include soft drinks Bilz, Bilz Light, Pap, Pap Light, Kem, Kem Xtreme, Ken Extreme Girl, Nobis, and the mineral waters Cachantun, Cachantun Light, Cachantun Más and Porvenir operated by our subsidiary Aguas CCU-Nestlé Chile S.A. and related to the HOD category, the Company has the Manantial brand, operated by our subsidiary Manantial S.A. In the case of brand produced under license agreements include PepsiCo (Pepsi, Seven Up, Lipton Tea, Gatorade and Sobre Adrenalin Rush), Schweppes Holding Limited (Orange Crush, Canada Dry Limón Soda, Ginger Ale and Agua Tónica), Nestlé S.A. (Nestlé Pure Life and Perrier) and Promarca (Watts). The Company’s soft drinks, purified waters and nectar products are produced at their facilities located in Santiago and only soft drinks in Antofagasta; its mineral waters are bottled at their plants in the central region of the country in Coinco and Casablanca.

The Company, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), is one of the largest pisco producers in Chile, and also participates in the rum and ready-to-drink cocktail businesses. Company-owned brands include in pisco category: Control, Mistral, Ruta, La Serena, Campanario and their respective extensions Tres Erres and Horcón Quemado. In addition, the Company has the exclusive license to produce and market in Chile the Pisco Bauzá brand. In rum category Company-owned brands Sierra Morena and their extensions and Cabo Viejo. The Company has the Fehrenberg brand and is exclusive distributor in Chile of Pernod Ricard’s products including the brands Havana Club, Chivas Regal, Absolut Vodka and Ballantine’s, among others.

In the business of sweet snacks in Chile, different products are produced under the brands Calaf, including the Duetto brand and others under which some cookies are made. In addition, the Company has other specific brands for each product line. The joint ventures in Foods Compañía de Alimentos CCU S.A. (“Foods”) also owns Natur brand and participates in the Nutrabien brand.

The detail of the described licenses appears below:

Main brands under license
Licenses	Validity Date
Watt’s rigid packaging, except carton	Indefinite
Pisco Bauzá	Indefinite
Budweiser for Argentina and Uruguay	December 2025
Heineken for Chile and Argentina (1)	10 years renewable
Heineken for Paraguay (2)	November 2022
Pepsi, Seven Up and Té Lipton	March 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda)	December 2018
Budweiser for Chile	December 2015
Austral	July 2014
Gatorade (3)	March 2015
Negra Modelo and Corona for Argentina	December 2014
Nestlé Pure Life (4)	December 2017

(1) License for 10 years, renewable every year, for a period of 10 years automatically, under identical conditions (Rolling Contract), unless notice of non-renewal.

(2) License 10 years, renewable automatically, under identical conditions, for a period of 5 years, unless notice of non-renewal.

(3) Renewable License for 2 or 3 year period, subject to compliance with contractual conditions.

(4) Renewable License for periods of five years, subject to compliance with contractual conditions.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura N° 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

As of June 30, 2013 the Company had a total of 6,646 employees according to the following detail:

	Number of employees
	Parent Company	Consolidated
Main Executives	84	261
Professionals and Techniciens	285	1,751
Workers	51	4,634
Total	420	6,646

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 66.1% of the Company shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, each with a 50% equity participation.

The interim consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of June 30, 2013			As of December 31, 2012
				Direct	Indirect	Total	Total
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean peso	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean peso	96.8291	3.1124	99.9415	99.9415
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine peso	-	99.9907	99.9907	99.9907
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean peso	-	63.4882	63.4882	60.4321
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean peso	46.0000	34.0000	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean peso	98.0000	2.0000	100.0000	100.0000
CCU Investments Limited	0-E	Cayman Island	Chilean peso	99.9999	0.0001	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean peso	99.0000	0.9997	99.9997	99.9997
CRECCU S.A.	76,041,227-9	Chile	Chilean peso	99.9602	0.0398	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean peso	90.9100	9.0866	99.9966	99.9966
Southern Breweries Establishment	0-E	Vaduz- Liechtenstein	Chilean peso	50.0000	49.9950	99.9950	99.9950
Comercial CCU S.A.	99,554,560-8	Chile	Chilean peso	50.0000	49.9862	99.9862	99.9862
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean peso	98.8396	1.1328	99.9724	99.9724
Millahue S.A.	91,022,000-4	Chile	Chilean peso	99.9621	-	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,003,431-2	Chile	Chilean peso	-	50.0707	50.0707	50.0707
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean peso	50.0007	-	50.0007	50.0007
CCU Inversiones II Limitada	In process	Chile	Chilean peso	80.0000	20.0000	100.0000	100.0000
Inversiones Invex CCU TRES Limitada	76,248,389-0	Chile	Chilean peso	99.0000	1.0000	100.0000	100.0000

In addition to the table presented above, below are the percentages of participation with voting rights, in each of the subsidiaries as of June 30, 2013 and December 31, 2012, respectively. Each shareholder has one vote per share which he owns or represents. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation via subsidiary.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of June 30, 2013	As of December 31, 2012
				%	%
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean peso	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean peso	99.9426	99.9426
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine peso	100.0000	100.0000
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean peso	63.5057	60.4488
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean peso	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean peso	100.0000	100.0000
CCU Investments Limited	0-E	Cayman Island	Chilean peso	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean peso	100.0000	100.0000
CRECCU S.A.	76,041,227-9	Chile	Chilean peso	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean peso	100.0000	100.0000
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean peso	100.0000	100.0000
Comercial CCU S.A.	99,554,560-8	Chile	Chilean peso	100.0000	100.0000
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean peso	99.9729	99.9729
Millahue S.A.	91,022,000-4	Chile	Chilean peso	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,003,431-2	Chile	Chilean peso	50.1000	50.1000
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean peso	50.0007	50.0007
CCU Inversiones II Limitada	In process	Chile	Chilean peso	99.9945	99.9945
Inversiones Invex CCU TRES Limitada	76,248,389-0	Chile	Chilean peso	99.9997	99.9997

As explained in Note 8, the Company acquired 100% of shares of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies and develop the mineral waters and soft drinks business in that country.

As explained in Note 4, during 2012, the Company adopted the early application of International Financial Reporting Standards (IFRS) N° 11 Joint Arrangements, for which the investments held in joint arrangements in Promarca S.A. and Compañía Pisquera Bauzá S.A., with a participation of 50% and 49%, respectively, changed from the equity method accounting to accounting for assets and liabilities in respect of its interest in a joint operation. On January 1, 2010, the Company derecognized the investment that was previously accounted for using the equity method and any other items that formed part of the entity’s net investment in the arrangement and recognized its share of each of the assets and the liabilities in respect of its interest in the joint operation (See note 2.28).

Below we briefly describe the companies that qualify as joint operations:

(a)  Promarca S.A.

Promarca S.A. is a closed stock company with its main activity being the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

At June 30, 2013, Promarca S.A. recorded a profit of ThCh$ 2,087,678 (ThCh$ 3,976,944 at December 31, 2012 and ThCh$ 2,132,719 at June 30, 2012), which in accordance with the Company’s policies is 100% distributable.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

(b)  Compañía Pisquera Bauzá S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the commercialization and distribution of the pisco brand Bauzá in Chile. In addition, this transaction included the acquisition by CPCh of 49% of Compañía Pisquera Bauzá S.A. (CPB), owner of the brand Bauzá in Chile. The family Bauzá owns 51% of that company and all of its productive assets, thereby continuing the link to the production of pisco Bauzá maintaining its quality, origin and premium character. The total cost of this transaction as of December 31, 2011, was ThCh$ 4,721,741.

At June 30, 2013, CPB recorded a profit of ThCh$ 55,530 (ThCh$ 85,140 at December 31, 2012 and ThCh$ 61,112 at June 30, 2012), which in accordance with the Company’s policies is 100% distributable.

The companies mentioned above meet the conditions stipulated in IFRS 11 to be considered “joint operations”, as the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% royalty charged to the joint operators from the sale of products using these trademarks.

The main movements in the ownership of the subsidiaries included in these interim consolidated financial statements are as follows:

(1)  CCU Inversiones S.A.

In September and November, 2012, the Company, through its subsidiary CCU Inversiones S.A., acquired an additional 10.4430% interest in Viña San Pedro Tarapacá S.A. for ThCh$ 12,521,899 increasing its ownership interest to 60.4488%. Subsequently, in June 2013, acquired an additional 3.0569% interest in Viña San Pedro Tarapacá S.A. for ThCh$ 4,032,074. As the Company has control of this subsidiary, the difference of ThCH$ 7,243,154 and ThCh$ 1,781,055 generated between purchase price and the equity method value was recorded under the item Other reserves in Equity in 2012 and 2013, respectively.

(2) Aguas CCU-Nestlé S.A.

As explained in Note 8, on December 24, 2012, the Company, through the subsidiary Aguas CCU-Nestlé S.A., acquired 51% of shares of Manantial S.A. for ThCh$ 10,017,478. Manantial S.A. is a Chilean company that specializes in purified water in bottles for home and office, use through dispensers referred to internationally as HOD (Home and Office Delivery). Subsequently, on June 7, 2013, the Company proceeded to pay outstanding balance of ThCh$ 1,781,909.

Note 2  Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1      Basis of preparation

The accompanying interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied uniformly to the periods presented.

The interim consolidated financial statements cover the following periods: Statement of Financial Position as of June 30, 2013 and December 31, 2012, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the six months ended as of June 30, 2013 and 2012.

As explained in Note 2.28, reclassifications to the Interim Consolidated Financial Statements of June 30, 2012 have been made.

The amounts shown in the attached financial statements are expressed in thousands of Chilean pesos, which is the Company’s functional currency. All amounts have been rounded to thousand pesos, except when otherwise indicated.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The interim consolidated financial statements have been prepared on the historical basis, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of the interim consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

At the date of issuance of these interim consolidated financial statements the following Amendments, Improvements and Interpretations to existing IFRS standards have been published during the financial year 2013 and the Company has adopted and implemented as appropriate. These were made mandatory from the following dates:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Amendment IAS 19	Employee Benefits	January 1, 2013

The adoption of these standards had no significant impact on the interim consolidated financial statements.

At the date of issuance of these interim consolidated financial statements the following IFRS Amendments, Improvements and Interpretations to the existing standards have been published, which are not yet effective and the Company has not adopted earlier application:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014
Amendment NIIF 10, 12 and IAS 27	Investment Entities	January 1, 2014
Amendment IAS 36	Impairment of assets’ on recoverable amount disclosures	January 1, 2014
IFRS 9	Financial instruments: Classification and Measurement	January 1, 2015

The Company estimates that the adoption of the Standards, Amendments and Interpretations as described above will not have a material impact on the interim consolidated financial statements upon initial application.

As explained in Note 4 Accounting changes, the Company has early adopted the following standards:

New Standard Improvements and Amendments		Mandatory for years beginning in:
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
Amendment IAS 27	Separate Financial Statements	January 1, 2013
Improvment IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
Amendment IFRS 10,11 and 12	Transition guidance	January 1, 2013

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

2.2      Basis of consolidation

Subsidiaries

Subsidiaries are the entities over which the Company is empowered to direct financial and operational policies, which is generally the result of ownership of over half the voting rights. Subsidiaries are consolidated as from the date on which control was obtained by the Company, and they are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, independently from the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 4, in those joint arrangements that qualify as joint operations, the Company recognises the assets, liabilities, gains (losses) from operational activities respect of its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the subsidiaries’ accounting policies are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

The non-controlling interest is presented in the Equity section of the Statement of Financial Position. The net income attributable to equity holder of the parent and the non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for by the equity method

Joint ventures

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement.

The Company accounts for its participation in joint arrangement that qualify as joint ventures using the equity method. The financial statements of the joint ventures are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to conform any difference in accounting policies that may exist to the Company’s accounting policies.

Whenever the Company contributes or sells assets to the companies under joint control, any part of the income or loss originated by the transaction is recognized based on how the asset is realized. Whenever the Company purchases assets of such companies, it does not recognize its share in the income or loss of the joint venture as regards to such transaction until the asset is sold or realized by the joint venture.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

2.3      Financial information as per reportable segments

The Company has defined three reportable segments within which identified six operating segments, which are formed by the assets and resources intended to supply products that are subject to risks and benefits different from those of other operating segments, and that normally correspond to subsidiaries that develop such business activities. Operating Result of these segments is the total of the following IFRS performance measures: Earnings before Other Gains (Losses), Net Financial Expense, Equity and Income of Joint Venture, Foreign Currency Exchange Differences, Results as per Adjustment Units and Income Taxes). ORBDA (Operating Result Before Depreciation and Amortization) by segments is regularly reviewed by the Board of Directors of the respective subsidiaries and by the Company’s Board of Directors, in order to make decisions on the resources to be allotted to the segments and to appraise their performance (See Note 7).

The segments performance is measured according to several indicators, of which Operating Result, ORBDA, ORBDA margin (ORBDA’s % as compared to Net sales of segment), the sales volumes and Net sales are the most important. Sales between segments are carried out at arm’s length and net sales as per geographical location are based on the producing and selling entity’s location.

2.4      Foreign currency and unidad de fomento (Adjustment unit)

Presentation and functional currency

The Company uses the Chilean peso ($ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine and Uruguayan subsidiaries is the Argentine peso and Uruguayan peso, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Interim Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the statement of income as result per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso are translated into Chilean pesos by using the exchange rates valid as of the date of the interim consolidated financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms as differences since there have not been significant fluctuations in the exchange rates during each month.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the interim consolidated financial statements as of June 30, 2013, December, 2012 and June 30, 2012 are as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of June 30, 2013	As of December 31, 2012	As of June 30, 2012
		ThCh$	ThCh$	ThCh$
Foreign currencies
US Dollar	USD	507.16	479.96	501.84
Euro	EUR	659.93	634.45	635.08
Argentine Peso	ARS	94.13	97.59	110.85
Uruguayan Peso	UYU	25.01	25.12	23.65
Canadian Dollar	CAD	482.83	482.27	492.97
Sterling Pound	GBP	771.23	775.76	786.09
Swiss Franc	CHF	536.96	525.52	528.75
Australian Dollar	AUD	464.13	498.04	513.39
Danish Krone	DKK	88.49	85.05	85.43
Japanese Yen	JPY	5.11	5.58	6.28
Brazilian Real	BRL	227.43	234.98	250.08
Adjustment units
Unidad de fomento *	UF	22,852.67	22,840.75	22,627.36

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate.

2.5      Cash and cash equivalents

Cash and cash equivalents includes cash available, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with a high liquidity, normally with an original maturity of up to three months.

2.6      Financial instruments

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position according to the following:

As of the date of the initial recognition, Management classifies its financial assets (i) at fair value through profit and loss and (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired. For those instruments not classified at fair value through income, any cost attributable to the transaction is recognized as part of the asset value.

The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market, the fair value is determined using valuation technique including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow, and (iv) other valuation models.

After the initial recognition the Company values the financial assets as described below:

Financial assets at fair value through profit and loss

These assets are valued at fair value and the income or losses originated by the fair value variation are recognized in the Interim Consolidated Statement of Income.

The assets at fair value through profit and loss include financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Accounts receivable

Accounts receivable correspond to financial assets with fixed or determinable payments that are not traded in an active market. Trade receivable credits or accounts are recognized according to their invoice value.

Estimated losses from bad debts are determined by applying differentiated percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from their fair value. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Interim Consolidated Statement of Financial Position according to the following:

Debts and financial liabilities that accrue interests

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are valued at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Interim Consolidated Statement of Income during the term of the loan, using the effective interest rate method.

Interest paid and accrued related to debts and obligations used in a financing operations appear under financial expense.

Loans and obligations accruing interest with a maturity within twelve month period are classified as current liabilities, unless the Company has the unconditional right to defer the payment of the obligation for at least a twelve month period after the financial statement closing date.

Trade accounts payable and other payables

Accounts payable and other accounts payable are initially recognized at their nominal value because they do not differ significantly from fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest method.

Derivative Instruments

All derivative financial instruments are initially recognized as of the date of the agreement and subsequently revalued at their fair value as of the date of the financial statements. Gains and losses resulting from fair value measurement are recorded in the Interim Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument qualifies is designated, and is effective as a hedging instrument.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flows of the hedged item. A hedge is considered effective when changes in the fair value or in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The total fair value of hedging derivatives are classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The effect on results of these instruments can be viewed in Other gains (losses) of the Interim Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Interim Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Interim Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Interim Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Interim Statement of Income.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original document. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. However, from December 2012, such amounts are classified within current liabilities, under the line Other financial liabilities (See Note 2.28, letter a)), since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on sight, with the original document and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.7      Financial asset impairment

At each financial statement date the Company assesses if a financial asset or financial group of assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

In the event that during subsequent periods the impairment loss amount decreases and such decrease may be objectively related to an event occurring after impairment recognition, the impairment loss previously recognized is reversed.

Any subsequent impairment reversal is recognized in Income provided that the book value of the asset does not exceed its value as of the date the impairment was recognized.

2.8      Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

Costs associated with agricultural activities (winery) are deferred up to the harvest date, at which time they become part of inventory cost for subsequent processes.

2.9      Other non-financial assets

Other non-financial assets mainly include disbursements related to commercial advertising preparation that is in process but has not yet been shown, advances to property, plant and equipment to suppliers and current and non-current advertising agreements.

2.10      Property, plant and equipment

Property, plant and equipment are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both the disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment flow towards the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expense when incurred.

Property, plant and equipment depreciation, including the assets under financial lease, is calculated on a straight line basis over the estimated useful life of the fixed assets, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and construction	20 to 60
Machinery and equipment	10 to 25
Furniture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Bottles and containers	3 to 12

Gain and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Interim Consolidated Statement of Income.

When the book value of an item of Property, plant and equipment exceeds its recoverable amount, it is immediately reduced to its recoverable amount (See Note 2.16).

2.11    Leases

Lease agreements are classified as financial leases when the agreement transfers to the Company substantially all the risks and rewards inherent to the asset ownership, according to International Accounting Standard No. 17 “Leases”. For those agreements that qualify as financial leases, at the initial date an asset and a liability are recognized at a value equivalent to the lower of the fair value of the asset and the present value of future lease payments. Subsequently, lease payments are allocated between the financial expense and the obligation reduction, so that a constant interest rate on the obligation balance is obtained.

Lease agreements that do not qualify as financial leases are classified as operating leases. Lease payments of operating leases are charged to income on a straight line basis over the life of the lease.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

2.12    Investment property

Investment property consists of land held by the Company with the purpose of generating appreciation and are not used in the normal course of business, and are recorded at historic cost less impairment loss, if any. Investment property depreciation is calculated on a straight line basis over the estimated useful life of such property, taking into account the estimated residual value of such property.

2.13    Biological assets

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT or the Company) and its subsidiaries consist of vines under formation and under production. The harvested grapes are used for the later production of wines.

Vines under production are valued at the historic cost, less depreciation and any impairment loss. Agricultural production (grapes) resulting from the vines under production is valued at its cost value when harvested.

Depreciation of under production vines is recorded on a straight-line basis based on the 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

Costs incurred in acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, on the basis that management considers that it represents a reasonable approximation of fair value.

2.14    Intangible assets other than goodwill

Commercial Trademarks

The Company’s commercial trademarks correspond to intangible assets with an indefinite useful life that are presented at their historic cost, less any impairment loss. The Company believes that through marketing investments trademarks maintain their value, consequently they are considered as having an indefinite useful life and they are not amortizable. Such assets are subject to impairment tests on a yearly basis, or when factors exist indicating a likely loss of value (Note 2.16).

Software Program

Software Program licenses acquired are capitalized at the value of the costs incurred for their acquisition and preparation for the use of the specific programs. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of the software programs are recognized as expense in the year during which they are incurred.

Research and development

Research and development expenses are recognized in the period incurred.

Water Rights

Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they are recorded at their attributed cost as of the transition date to IFRS. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value (See Note 2.16).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

2.15    Goodwill

Goodwill represents the excess of cost of a business combination over the Company’s share in the fair value of identifiable assets, liabilities and contingent liabilities as of the acquisition date, and is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 21) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired.

An impairment loss is recognized for the amount that the book value of the cash generating unit exceeds its recoverable value, the recoverable value being the higher of the fair value of the cash generating unit, less costs to sell and its value in use.

An impairment loss is first assigned in goodwill to reduce its book value, and then to other assets in the cash generating unit. A recognized impairment loss is not reversed in the following years.

2.16    Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of impairment indicators on non-financial assets. When indicators exist, the Company estimates the recoverable amount of the impaired asset. In case it is not possible to estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For indefinite useful life intangible assets, which are not amortized, are performed the necessary tests, to ensure that the carrying amount does not exceed recoverable value.

The recoverable amount is defined as the higher of the fair value, less cost to sell and the value in use. The value in use is determined by estimating future cash flows associated with the asset or with the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. In the event the asset book value exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For other non-financial assets different than goodwill and intangibles with indefinite useful life, the Company annually assesses the existence of impairment indicators on non-financial assets whenever some event or change in business circumstances indicate that the book value of the asset may not be recoverable and impairment is recognised a loss when the book value is higher than its recoverable value.

The Company annually assesses if impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

2.17    Assets of a disposal group held for sale

Property, plant and equipment expected to be recovered primarily through sale rather than through continuing use, for which active sale negotiations have begun and it is estimated that they will be sold within twelve months following the closing date are classified as assets of a disposal group held for sale.

These assets are measured at the lower of their book value and the estimated fair value, less costs to sell. From the moment in which the assets are classified as assets of a disposal group held for sale they are no longer depreciated.

2.18    Income tax and deferred taxes

Income tax is composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard N° 12 – Income Taxes. Income tax is recognized in the Interim Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates, which are Chile and Argentina.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the book value of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized for temporary differences arising from investments in subsidiaries and associates, except in those cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those originated by tax losses are recognized provided it is likely that in the future there are taxable profits against which deductible temporary differences may be charged.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same taxing authority.

2.19    Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income. Until December 31, 2012, the actuarial gains and losses originated by the valuation of the liabilities subject to such plans, was recorded directly in the Consolidated Statement of Income. Beginning January 1, 2013, due to amendment IAS 19, the actuarial gains and losses are recognised directly in Other Comprehensive Income, under Equity.

2.20    Provisions

Provisions are recognized when: (i) the Company has a current obligation, legal or implicit, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of financial statements closing date, are Management´s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts by which the Company establishes provisions against Income correspond to civil, labour and taxation proceedings that could affect the Company (See Note 29).

2.21    Revenue recognition

Revenues are recognized when it is likely that economic benefits flow to the Company and can be measured reliably. Income is measured at the fair value of the economic benefits received or to be received, and they are presented net of valued added taxes, specific taxes, returns, discounts and rebates.

Sales of goods are recognized after the Company has transferred to buyer all the risks and benefits inherent in the ownership of such goods, and it does not hold the right to dispose of them; in general, this means that sales are recorded at the transfer of risks and benefits to clients, pursuant to the terms agreed in the commercial agreements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, juices, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains. None of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Exports

In general, the Company´s delivery conditions for sale are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•

“FOB (Free on Board) shipping point”, by which buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon the delivery of merchandise to the transporter hired by buyer.

•

“CIF (Cost, Insurance & Freight) and similar”, by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the maritime or air company in accordance with the relevant terms. The sales occur and revenue is recognized upon the delivery of the merchandise at the port of destination.

In the event of discrepancies between the commercial agreements and delivery conditions those established in the agreements shall prevail.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

2.22    Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold by reason of commercial initiatives development (temporary promotions), (iii) services payment and rendering of counter-services (advertising and promotion agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotion magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the sales price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

The commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.23    Cost of sales of products

The costs of sales include the production cost of the products sold and other costs incurred to place inventories in the locations and under the conditions necessary for the sale. Such costs mainly include raw material costs, packing costs, production staff labour costs, production-related assets depreciation, returnable bottles depreciation, license payments, operational costs and plant and equipment maintenance costs.

2.24    Other expenses by function

Other expenses by function include, mainly advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at client’s facilities) and marketing and sales staff remuneration and compensations.

2.25    Distribution expenses

Distribution costs include all the necessary costs to deliver products to clients.

2.26    Administration expenses

Administration expenses include the support units staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current assets amortization and other general and administration expenses.

2.27    Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be calculated reliably.

Disbursements related to environmental protection are charged to the Interim Consolidated Statements of Income as incurred, except, investments in infrastructure designed to comply with environmental requirements, are recorded following the accounting policies for property, plant and equipment.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

2.28    Adjustments to prior year financial statements

The Interim Consolidated Financial Statements presented for comparative purposes contain adjustments with respect to those previously reported. Reclassifications listed below have not had significant effects in relation to relevant financial indicators required of the Company. The summary of these reclassifications are as follows:

a)     Deposits for return of bottles and containers

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION	Previously reported to 06.30.2012	Reclassifications	Reported to 06.30.2012
	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	98,847,997	10,201,996	109,049,993
Non-current liabilities
Other long-term provisions	12,218,444	(10,201,996)	2,016,448

The amount of Deposits for return of bottles of ThCh$ 10,201,996 that until June 30, 2012, was presented as Other non-current provisions, now is presented as Other current financial liabilities. The Company does not intend to make significant repayment of these deposits within the next 12 months. However, from June 2012, such amounts are classified within current liabilities, under the line Other financial liabilities.

This adjustment did not affect Total Liabilities and Equity at June 30, 2012, and management does not consider such adjustment to be material to the interim consolidated financial statements taken as whole.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

b)     Early implementation IFRS 11, as explained in Note 4, letter a).

The application of this standard has no impact on net income or equity, but if affects the opening of balances assets and liabilities, and the classification of Income and Expenses. Below are the reclassifications affecting the Interim Consolidated Statement of Financial Position, Interim Consolidated Statement of Income and Interim Consolidated Statement of Cash Flows:

Interim Consolidated Statement of Financial Position

ASSETS	Previously reported to 06.30.2012	Reclassifications	Reported to 06.30.2012
	ThCh$	ThCh$	ThCh$
Current assets
Cash and cash equivalent	138,034,791	1,015	138,035,806
Other financial assets	1,942,931	-	1,942,931
Other non-financial assets	9,484,703	(1,096,305)	8,388,398
Accounts receivable-trade and other receivables	137,712,907	7,898	137,720,805
Accounts receivable from related companies	7,925,472	(126,705)	7,798,767
Inventories	140,146,735	-	140,146,735
Taxes receivables	17,145,537	316	17,145,853
Total current assets different from assets of disposal group held for sale	452,393,076	(1,213,781)	451,179,295
Assets of disposal group held for sale	468,366	-	468,366
Total assets of disposal group held for sale	468,366	-	468,366
Total current assets	452,861,442	(1,213,781)	451,647,661

Non-current assets
Other financial assets	190,517	-	190,517
Other non-financial assets	3,382,427	-	3,382,427
Accounts receivable from related companies	407,175	-	407,175
Investment accounted by equity method	39,819,373	(22,434,702)	17,384,671
Intangible assets other than goodwill	40,076,525	19,232,197	59,308,722
Goodwill	67,844,986	3,544,158	71,389,144
Property, plant and equipment (net)	588,385,077	-	588,385,077
Biological assets	18,010,335	-	18,010,335
Investment property	7,398,571	-	7,398,571
Deferred tax assets	23,173,603	282,483	23,456,086
Total non-current assets	788,688,589	624,136	789,312,725
Total Assets	1,241,550,031	(589,645)	1,240,960,386
LIABILITIES	Previously reported to 06.30.2012	Reclassifications	Reported to 06.30.2012
	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	98,847,997	-	98,847,997
Accounts payable-trade and other payables	120,259,333	215,986	120,475,319
Accounts payable to related companies	6,362,261	(853,504)	5,508,757
Other short-term provisions	500,268	-	500,268
Tax liabilities	9,299,420	47,873	9,347,293
Employee benefits provisions	9,822,015	-	9,822,015
Other non-financial liabilities	28,863,507	-	28,863,507
Total current liabilities	273,954,801	(589,645)	273,365,156
Non-current liabilities
Other financial liabilities	171,688,907	-	171,688,907
Accounts payable to related companies	2,508,220	-	2,508,220
Other long-term provisions	12,218,444	-	12,218,444
Deferred tax liabilities	64,335,901	-	64,335,901
Employee benefits provisions	15,862,598	-	15,862,598
Total non-current liabilities	266,614,070	-	266,614,070

Total liabilities	540,568,871	(589,645)	539,979,226
EQUITY
Equity attributable to equity holders of the parent
Paid-in capital	231,019,592	-	231,019,592
Other reserves	(43,376,404)	-	(43,376,404)
Retained earnings	398,897,849	-	398,897,849
Subtotal equity attributable to equity holders of the parent	586,541,037	-	586,541,037
Non-controlling interests	114,440,123	-	114,440,123
Total shareholders’ equity	700,981,160	-	700,981,160
Total liabilities and shareholders’ equity	1,241,550,031	(589,645)	1,240,960,386

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Interim Consolidated Statement of Income

INTERIM CONSOLIDATED STATEMENT OF INCOME	Previously reported to 06.30.2012	Reclassifications	Presentation to 06.30.2012	Previously reported to 06.30.2012	Reclassifications	Presentation to 06.30.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	499,501,928	(3,381)	499,498,547	218,020,063	(1,138)	218,018,925
Cost of sales	(236,972,846)	1,302,914	(235,669,932)	(110,699,360)	670,723	(110,028,637)
Gross margin	262,529,082	1,299,533	263,828,615	107,320,703	669,585	107,990,288
Other income by function	2,256,166	-	2,256,166	1,627,839	-	1,627,839
Distribution costs	(85,223,276)	-	(85,223,276)	(38,584,278)	-	(38,584,278)
Administrative expenses	(39,973,684)	(29,328)	(40,003,012)	(19,579,599)	(17,096)	(19,596,695)
Other expenses by function	(63,621,208)	2,398	(63,618,810)	(31,263,622)	2,399	(31,261,223)
Other gains (losses)	(1,968,281)	-	(1,968,281)	289,393	12,235	301,628
Gains (losses) from operational activities	73,998,799	1,272,603	75,271,402	19,810,436	667,123	20,477,559
Financial income	4,238,224	2,879	4,241,103	1,907,931	335	1,908,266
Financial costs	(7,279,712)	-	(7,279,712)	(3,474,889)	-	(3,474,889)

Equity and income of joint ventures	975,727	(1,096,305)	(120,578)	465,934	(573,806)	(107,872)

Foreign currency exchange differences	(613,327)	-	(613,327)	(600,753)	-	(600,753)
Result as per adjustment units	(2,627,281)	325	(2,626,956)	(735,320)	184	(735,136)
Income before taxes	68,692,430	179,502	68,871,932	17,373,339	93,836	17,467,175
Income taxes	(13,646,534)	(179,502)	(13,826,036)	(4,410,433)	(93,836)	(4,504,269)
Income from continuing operations	55,045,896	-	55,045,896	12,962,906	-	12,962,906

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Interim Consolidated Statement of Cash Flows

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Previously reported to 06.30.2012	Reclassifications	Presentation to 06.30.2012
	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered	718,372,714	-	718,372,714
Other proceeds from operating activities	14,118,514	-	14,118,514
Types of payments:
Payments of operating activities	(496,992,696)	(8,641,716)	(505,634,412)
Payments of salaries	(59,179,068)	-	(59,179,068)
Other payments for operating activities	(94,552,419)	12,562,122	(81,990,297)
Dividends received	1,470,858	(1,467,564)	3,294
Interest paid	(4,770,529)	(2,621,864)	(7,392,393)
Interest received	4,030,472	3,036	4,033,508
Income tax reimbursed (paid)	(17,577,994)	(234,379)	(17,812,373)
Other cash movements	(4,559,807)	-	(4,559,807)
Net cash flows from (used in) operational activities	60,360,045	(400,365)	59,959,680

Cash flows from (used in) investing activities
Proceed from sale of property, plant and equipment	1,246,860	-	1,246,860
Acquisition of property, plant and equipment	(55,178,589)	-	(55,178,589)
Net cash flows from (used in) investing activities	(53,931,729)	-	(53,931,729)

Cash flows from (used in) financing activities
Proceeds from short-term loans	23,160,118	-	23,160,118

Total amount from loans	23,160,118	-	23,160,118
Payments of finance lease liabilities	(786,269)	-	(786,269)
Dividends paid	(65,653,925)	-	(65,653,925)
Other cash movements	(2,620,395)	-	(2,620,395)
Net cash flows from (used in) financing activities	(45,900,471)	-	(45,900,471)

Net increase (Decrease) in cash and cash equivalents, before the effect of changes in exchange rate	(39,472,155)	(400,365)	(39,872,520)
Effects of changes in exchange rates on cash and cash equivalents	(157,432)	-	(157,432)
Cash and cash equivalents, initial balance	177,664,378	401,380	178,065,758
Cash and cash equivalents, final balance	138,034,791	1,015	138,035,806

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 3 Estimates and application of professional judgment

Financial statement preparation requires estimates and assumptions from Management affecting the amounts included in the interim consolidated financial statements and their related notes. The estimates made and the assumptions used by the Company are based on the historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2.15 and Note 21).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2.14 and Note 20).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2.19 and Note 31).
•	Useful life of property, plant and equipment (Note 2.10 and Note 22), biological assets (Note 2.13 and Note 25) and intangibles (Note 2.14 and Note 20).
•	The assumptions used for the calculation of fair value financial instruments (Note 2.6 and Note 6).
•	The occurrence likelihood and the estimates amount in an uncertain or contingent manner (Note 2.20, Note 29).

Such estimates are based on the best available information of the events analysed to date in these interim consolidated financial statements. However, it is possible that events that may occur in the future that result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

a)

At the end of the year 2012, the Company has adopted the early application of International Financial Reporting Standards (IFRS) N° 11 Joint Arrangements. This change in accounting policy implies that the investments held in the joint arrangements Promarca S.A. and Compañía Pisquera Bauzá S.A., with a participation of 50% and 49%, respectively, changed from equity method accounting to accounting for assets, liabilities, revenues and expenses in respect of the Company´s interest in these joint operations. The effects of this accounting change are explained in Note 2.28. For comparison purposes this accounting method was applied retroactively to the six months ended June 30, 2012, without effect on the Company’s Net Income, since it is a redistribution of Net Income recognized by the method of participation in each line of the Interim Consolidated Statement of Income. Due to earlier application of IFRS N°11, the Company applied the IFRS N° 10 Consolidated Financial Statements, IFRS N°12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (as amended in 2011) and IAS 28 Investments in Associates and Joint Ventures (as amended in 2011) at the same time, which have no impact on these Interim Consolidated Financial Statements.

b)

During the six months ended as of June 30, 2013, there have been no other changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these interim consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 5 Risk Administration

Risk administration

In those companies without a significant non-controlling interest, the Company’s Administration and Finance Officer provides a centralized service for the group’s companies to obtain financing and administration of exchange rate, interest rate, liquidity, inflation, raw material and loan risks. Such activity operates according to a policies and procedures framework, which is regularly reviewed to comply with the purpose of administrating the risk originated by the business needs.

In those companies with a significant non-controlling interest (VSPT, CPCh, Aguas CCU-Nestlé and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for establishing and reviewing the risk administration structure, as well as for the review of significant changes made to the risk administration policies.

According to the financial risk policies, the Company uses derivative instruments only for the purpose of covering exposures to the interest rate and exchange rate risks originated by the Company’s operations and its financing sources. The Company does not acquire derivative facilities with speculative or investment purposes nevertheless, some derivatives are not treated as hedges for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by staff under the Finance Management and Internal Audit Management regularly reviews the control environment of this function. The relationship with Credit Rating Agencies and the monitoring of financial restrictions (covenants) are also administered by Finance Management.

The Company’s main risk exposure is related to the exchange rates, interest rates, inflation and raw material prices (commodities), taxes, client’s accounts receivable and liquidity. For the purpose of managing the risk originated by such exposures, several financial instruments are used.

For each of the following, where applicable, sensitivity analysis developed are for illustrative purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constants.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in Argentina. The Company’s greatest exchange rate exposure is the variation of the Chilean peso as compared to the US Dollar, Euro, Sterling Pound, Argentine Peso and Uruguayan Peso.

As of June 30, 2013, the Company maintained foreign currency obligations amounting to ThCh$ 38,856.121 (ThCh$ 37,348,464 in December 2012), mostly denominated in US Dollars. Foreign currency obligations accruing variable interest (ThCh$ 18,646,179 in June 2013 and ThCh$ 15,321,186 in December 2012) represent 7% (6% in 2012) of the total of Other financial liabilities. The remaining 93% (94% in 2012) is denominated in inflation-indexed Chilean pesos (see inflation risk section). In addition, the Company maintains foreign currency assets for ThCh$ 40,158,563 (ThCh$ 35,305,805 in December 2012) that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 708,064 (ThCh$ 4,793,940 in December 2012).

Regarding the Uruguayan subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 2,756,153.

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of June 30, 2013, the Company’s mitigate net asset exposure in foreign currencies in Chile, after the use of derivative instruments, is an asset amounting to ThCh$ 436,357 (ThCh$ 2,932,576 in December 2012).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Of the Company’s total sales, both in Chile, Argentina and Uruguay, 8% (9% in June 2012) corresponds to export sales made in foreign currencies, mainly US Dollars, Euro and Sterling Pound and of the total costs 56% (55% in June 2012) corresponds to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

The Company is also exposed to movements in exchange rates relating to the conversion from Argentine pesos and Uruguayan pesos to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina and Uruguay. The Company does not cover the risks associated with the conversion of its subsidiaries, which effects are recorded in Equity.

As of June 30, 2013, the net investment in Argentine subsidiaries amounted to ThCh$ 90,275,696 (ThCh$ 92,745,976 in December 2012) and Uruguay amounted to ThCh$ 2,990,946.

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Interim Consolidated Statement of Income for the period ended as of June 30, 2013, related to the foreign currency denominated assets and liabilities, was a loss of ThCh$ 648,422 (ThCh$ 613,327 in June 2012). Considering the exposure as of June 30, 2013, and assuming a 10% increase (or decrease) in the exchange rate, and maintaining constant all other variables, such as interest rates, it is estimated that the effect over the Company’s income would be income (loss) after taxes of ThCh$ 34,909 (income (loss) of ThCh$ 39,601 in June 2012).

Considering that approximately 8% of the Company’ sales relates to export sales carried out in Chile, in currencies different from the Chilean Peso, and that in Chile approximately 52% (52% in June 2012) of the costs are indexed to the US Dollar, and assuming that the Chilean Peso will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 4,398,694 (income (loss) from ThCh$ 3,833,889 in June 2012).

The Company can also be affected by the variation of the exchange rate of Argentina and Uruguay, since the result is converted to Chilean Pesos at the average rate of each month. The result of the operations in Argentina during the period 2013 were ThCh$ 5,484,914 (ThCh$ 8,612,377 in June 2012) and a loss of ThCh$ 533,756 respectively. Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine and Uruguayan Peso, would be a loss (income) before tax of ThCh$ 548,491 (ThCh$ 861,238 in June 2012) and ThCh$ 53,376, respectively.

The net investment maintained in subsidiaries that operate in Argentina amounts to ThCh$ 90,275,696 as of June 30, 2013 (ThCh$ 92,745,976 in December 2012). Assuming a 10% increase or decrease in the Argentine peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 9,027,570 (ThCh$ 9,274,598 in December 2012) recorded as a credit (charge) against Equity.

The net investment maintained in subsidiaries that operate in Uruguay amounts to ThCh$ 2,990,946 as of June 30, 2013. Assuming a 10% increase or decrease in the Uruguayan peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 299,095 recorded as a credit (charge) against Equity.

The company does not cover the risks associated with the currency conversion of the financial statements of its subsidiaries that have other functional currency, whose effects are reported in Equity.

Interest rates risk

The interest rate risk mainly originated from the Company’s financing sources. The main exposure is related to LIBOR variable interest rate indexed obligations.

As of June 30, 2013, the Company had a total ThCh$ 11,448,744 in debt indexed to LIBOR (ThCh$ 14,156,408 as of December 31, 2012). Consequently, as of June 30, 2013, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 4% (6% in December 2012) in debt with variable interest rates, and 96% (94% in December 2012) in debt with fixed interest rates.

To administer the interest rate risk, the Company has a policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

As of June 30, 2013, after considering the effect of interest rates and currency swaps, approximately 100% (99% in December 2012) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of June 30, 2013, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 27.

Interest rates sensitivity analysis

The total financial expense recognized in the Interim Consolidated Statement of Income for the period ended as of June 30, 2013, related to short-term and long-term debts amounted to ThCh$ 9,775,071 (ThCh$ 7,279,712 in June 2012). As of June 30, 2013 we were 100% covered against interest rate fluctuations. As of June 30, 2012, whereas only 1% of total debt (net of derivatives) is subject to variable interest rate, and if assuming an increase or decrease in interest rates in Chilean Pesos and U.S. Dollars of approximately 100 basis points, and keeping all other variables constant, such as the exchange rate, the increase (decrease) would hypothetically result in a loss (gain) of ThCh$ 110,773 in the Interim Consolidated Statement of Income.

Inflation risk

The Company maintains a series of Unidad de Fomento* (UF) indexed agreements with third parties, as well as UF indexed financial debt, which means that the Company is exposed to the UF fluctuations, generating increases in the value of the agreements and inflation adjustable liabilities, in the event it experiences growth. This risk is mitigated by the Company’s policy of keeping the unitary net sales in UF constant, as long as the market conditions allows it.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

The income for total adjustment unit recognized in the Interim Consolidated Statement of Comprehensive Income for the period ended as of June 30, 2013, related to UF indexed short-term and long-term debt, and resulted in a loss of ThCh$ 121,893 (ThCh$ 2,626,956 in June 2012). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 2,960,973 (ThCh$ 6,121,613 in June 2012) in the Interim Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to barley and malt used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the malt price according to the agreements. The purchases commitments made expose the Company to a raw material price fluctuation risk. During 2013, the Company will purchase 53,457 tons (48,396 tons in December 2012) of barley and 31,549 tons (32,300 tons in December 2012) of malt. CCU Argentina acquires mainly malt from local producers. Such raw materials represent approximately 31% (31% in December 2012) of the direct cost of beer.

Of the cost of beer in Chile, the cost of cans represents 40% of the direct cost of raw materials (41% in December 2012). Meanwhile in Argentina the cans represents 23% of the direct cost of raw materials (24% in December 2012).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent 54% (56% in December 2012) of the direct cost of non-alcoholic beverages.

Grapes and wine

The main raw material used by the subsidiary VSPT for wine production are harvested grapes from own production and grapes and wines acquired from third parties through long term and spot contracts. Approximately 31% (28% in December 2012) of the export wine supply comes from its own vineyards. Whereas the previous percentage of own production and that this goes to the production for export market and fine wines for domestic market, the own production supplies 51% (45% as of June 30, 2012) of exports, including the fine wines of the domestic market.

The remaining 69% (72% in December 2012) the supply is purchased from third parties through long-term and spot contracts. During 2013, the subsidiary VSPT acquired 54% (59% in December 2012) of the necessary grapes and wine from third parties through spot contracts. In addition, it also performs long-term transactions that represent 15% of total supply.

As of June 30, 2013, we must consider that wine represents 58% (58% as of June 30, 2012) of the total direct cost of VSPT.

Raw material price sensitivity Analysis

The total direct cost in the Interim Consolidated Statement of Income for the six months ended as of June 30, 2013, amounts to ThCh$ 176,913,508 (ThCh$ 169,766,695 in June 2012). Assuming a reasonably possible increase (decrease) in the direct cost of each operating segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) of ThCh$ 3,623,695 (ThCh$ 3,559,749 in June 2012) for Beer Chile, ThCh$ 2,079,141 (ThCh$ 2,003,376 in June 2012) for Beer Argentina, ThCh$ 4,346,755 (ThCh$ 4,182,303 in June 2012) for non-alcoholic beverages, ThCh$ 3,078,736 (ThCh$ 3,232,926 in June) for Wines and ThCh$ 1,227,381 (ThCh$ 1,132,963 in June 2012) for Spirits.

Credit risk

The credit risk to which the Company is exposed originates from: a) the commercial accounts receivable maintained with retail clients, wholesale distributors and supermarket chains of domestic markets; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as demand deposits, mutual funds investments, facilities acquired under resale commitments and derivatives.

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. Outstanding commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of June 30, 2013, amounts to 87% (85% as of December 31, 2012) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 24.6 days (21.5 days in December 2012).

As of June 30, 2013, the Company had approximately 582 clients (803 clients as of December 31, 2012) indebted in over Ch$ 10 million each that together represent approximately 84% (85% as of December 31, 2012) of the total commercial accounts receivable. There were 138 clients (182 clients as of December 31, 2012) with balances over Ch$ 50 million each, representing approximately 74% (75% in December 2012) of the total accounts receivable. The 93% (93% in December 2012) of such accounts receivable are covered by the loan insurance.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at June 30, 2013, as a large percentage of these are covered by insurance.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 84% (81% in December 2012) of the total accounts receivable. Pending payment of commercial accounts receivable is regularly monitored. Apart from the loan insurance, having diversified sales in different countries decreases the loan risk.

As of June 30, 2013, there were 83 clients (75 clients in December 2012) indebted for over ThCh$ 65,000 each, which represent 87% (87% in December 2012) of the total accounts receivable of the export market.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 57 days (42 days in December 2012).

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of June 30, 2013. See analysis of accounts receivables maturities and losses due to impairment of accounts receivable (Note 15).

The Company has policies limiting the counterparty loan risk exposure with respect to financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have significant risk concentration with any specific financial institutions as of June 30, 2013.

Tax risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages.

The Argentine excise tax is 8.7% for beer, and the Chilean excise tax is 15% for beer and wine, 27% for spirits, and 13% for carbonated soft drinks beverages and nectars and juices. An increase in the rate of these or any other tax could negatively affect our sales and profitability

Liquidity risk

The Company administers liquidity risk at a consolidated level. The cash flows originated from operational activities being the main liquidity source. Additionally, the Company has the ability to issue debt and equity instruments in the capital market according to our needs.

To manage short-term liquidity, the Company considers projected cash flows for a twelve months moving period and maintains cash and cash equivalents available to meet its obligations.

Based on the current operational performance and its liquidity position, the Company estimates that cash flows originated by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

A summary of the Company’s financial liabilities with their maturities as of June 30, 2013 and December 31, 2012, based on the non-discounted contractual cash flows appears below:

		Contractual flows maturities
As of June 30, 2013	Book value	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	95,543,145	45,449,397	51,637,892	3,917,747	101,005,036
Bonds payable	151,451,779	77,067,859	24,645,556	82,664,461	184,377,876
Financial leases obligations	16,294,429	1,439,372	5,061,668	28,503,655	35,004,695
Deposits for return of bottles and containers	10,472,614	10,472,614	-	-	10,472,614
Sub-Total	273,761,967	134,429,242	81,345,116	115,085,863	330,860,221
Derivative financial liabilities
Liability coverage	579,175	508,879	73,223	-	582,102
Derivative hedge liabilities	505,224	505,224	-	-	505,224
Sub-Total	1,084,399	1,014,103	73,223	-	1,087,326
Total	274,846,366	135,443,345	81,418,339	115,085,863	331,947,547

		Contractual flows maturities
As of December 31, 2012	Book value	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	81,963,852	38,327,451	47,614,737	1,772,491	87,714,679
Bonds payable	152,835,990	8,533,797	94,640,190	87,626,906	190,800,893
Financial leases obligations	16,479,152	1,418,678	5,883,498	27,861,359	35,163,535
Deposits for return of bottles and containers	11,861,158	11,861,158	-	-	11,861,158
Sub-Total	263,140,152	60,141,084	148,138,425	117,260,756	325,540,265
Derivative financial liabilities
Liability coverage	361,838	204,017	164,017	-	368,034
Derivative hedge liabilities	495,012	495,012	-	-	495,012
Sub-Total	856,850	699,029	164,017	-	863,046
Total	263,997,002	60,840,113	148,302,442	117,260,756	326,403,311

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each period:

	As of June 30, 2013		As of December 31, 2012
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	65,826,508	-	102,337,275	-
Other financial assets	3,347,760	167,435	1,380,474	65,541
Accounts receivable – trade and other receivables (net)	152,228,981	-	204,570,870	-
Accounts receivable from related companies	8,210,659	382,919	9,611,990	414,115
Total financial assets	229,613,908	550,354	317,900,609	479,656
Bank borrowings	44,512,490	51,030,655	37,526,738	44,437,114
Bonds payable	72,874,301	78,577,478	4,414,725	148,421,265
Financial leases obligations	346,613	15,947,816	371,748	16,107,404
Deposits for return of bottles and containers	10,472,614	-	11,861,158	-
Derivatives	505,224	-	495,012	-
Derivative hedge liabilities	508,204	70,971	204,886	156,952
Total Other non-financial liabilities (*)	129,219,446	145,626,920	54,874,267	209,122,735
Account payable - trade and other payables	119,850,019	809,368	165,392,448	724,930
Accounts payable to related companies	10,560,756	6,262	8,013,545	2,391,810
Total financial liabilities	259,630,221	146,442,550	228,280,260	212,239,475

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Financial instruments fair value

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the Interim Consolidated Statements of Financial Position:

a)     Composition of financial assets and liabilities:

	As of June 30, 2013		As of December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	65,826,508	65,826,508	102,337,275	102,337,275
Other financial assets	3,515,195	3,515,195	1,446,015	1,446,015
Accounts receivable – trade and other receivables (net)	152,228,981	152,228,981	204,570,870	204,570,870
Accounts receivable from related companies	8,593,578	8,593,578	10,026,105	10,026,105
Total financial assets	230,164,262	230,164,262	318,380,265	318,380,265
Bank borrowings	95,543,145	95,609,738	81,963,852	80,144,744
Bonds payable	151,451,779	154,503,761	152,835,990	155,225,274
Financial leases obligations	16,294,429	22,390,352	16,479,152	22,954,053
Deposits for return of bottles and containers	10,472,614	10,472,614	11,861,158	11,861,158
Derivatives	505,224	505,224	495,012	495,012
Derivative hedge liabilities	579,175	579,175	361,838	361,838
Total Other non-financial liabilities	274,846,366	284,060,864	263,997,002	271,042,079
Accounts payable - trade and other payables	120,659,387	120,659,387	166,117,378	166,117,378
Accounts payable to related companies	10,567,018	10,567,018	10,405,355	10,405,355
Total financial liabilities	406,072,771	415,287,269	440,519,735	447,564,812

The book value of current accounts receivables, cash and cash equivalents and other financial assets and liabilities approximate fair value due to the short-term nature of such facilities, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

b)    Financial instruments as per category:

As of June 30, 2013	Fair value with changes in income	Cash and cash equivalents, loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	2,071,727	-	167,435	2,239,162
Marketable securities and investments in other companies	1,276,033	-	-	1,276,033
Total others financial assets	3,347,760	-	167,435	3,515,195
Cash and cash equivalents	-	65,826,508	-	65,826,508
Accounts receivable – trade and other receivables (net)	-	152,228,981	-	152,228,981
Accounts receivable from to related companies	-	8,593,578	-	8,593,578
Total	3,347,760	226,649,067	167,435	230,164,262

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

As of June 30, 2013	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	95,543,145	95,543,145
Bonds payable	-	-	151,451,779	151,451,779
Financial leases obligations	-	-	16,294,429	16,294,429
Deposits for return of bottles and containers	-	-	10,472,614	10,472,614
Derivative financial instruments	505,224	579,175	-	1,084,399
Total Others financial liabilities	505,224	579,175	273,761,967	274,846,366
Accounts payable - trade and other payables	-	-	120,659,387	120,659,387
Accounts payable to related companies	-	-	10,567,018	10,567,018
Total	505,224	579,175	404,988,372	406,072,771

As of December 31, 2012	Fair value with changes in income	Cash and cash equivalents and Loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	153,223	-	65,541	218,764
Marketable securities and investments in other companies	1,227,251	-	-	1,227,251
Total others financial assets	1,380,474	-	65,541	1,446,015
Cash and cash equivalents	-	102,337,275	-	102,337,275
Accounts receivable – trade and other receivables (net)	-	204,570,870	-	204,570,870
Accounts receivable from to related companies	-	10,026,105	-	10,026,105
Total	1,380,474	316,934,250	65,541	318,380,265

As of December 31, 2012	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	81,963,852	81,963,852
Bonds payable	-	-	152,835,990	152,835,990
Financial leases obligations	-	-	16,479,152	16,479,152
Deposits for return of bottles and containers	-	-	11,861,158	11,861,158
Derivative financial instruments	495,012	361,838	-	856,850
Total others financial liabilities	495,012	361,838	263,140,152	263,997,002
Accounts payable - trade and other payables	-	-	166,117,378	166,117,378
Accounts payable to related entities	-	-	10,405,355	10,405,355
Total	495,012	361,838	439,662,885	440,519,735

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each period is as follows:

	As of June 30, 2013				As of December 31, 2012
	Number Agreements	Nominal amounts thousand	Asset	Liability	Number Agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$

Cross currency interest rate swaps UF/CLP	1	3,026	-	385,576	-	-	-	-
Less than a year	1	3,026	-	385,576	-	-	-	-

Cross currency interest rate swaps USD/USD	1	8,004	22,518	4,970	-	-	-	-
Less than a year	-	4	-	4,970	-	-	-	-
Between 1 and 5 years	1	8,000	22,518	-	-	-	-	-

Gross currency interest rate swaps USD/EURO	1	4,436	144,917	36,842	2	8,383	65,541	132,228
Less than a year	-	-	-	36,842	1	3,947	-	132,228
Between 1 and 5 years	1	4,436	144,917	-	1	4,436	65,541	-

Cross interest rate swaps USD/USD	1	10,095	-	151,787	1	10,107	-	229,610
Less than a year	-	95	-	80,816	-	107	-	72,658
Between 1 and 5 years	1	10,000	-	70,971	1	10,000	-	156,952
Forwards USD	26	44,110	2,040,075	372,389	17	55,692	119,822	430,580
Less than a year	26	44,110	2,040,075	372,389	17	55,692	119,822	430,580
Forwards Euro	10	1,030	6,387	73,233	6	2,132	22,569	64,432
Less than a year	10	1,030	6,387	73,233	6	2,132	22,569	64,432
Forwards CAD	4	1,680	11,668	39,528	1	2,740	1,932	-
Less than a year	4	1,680	11,668	39,528	1	2,740	1,932	-
Forwards GBP	4	1,265	13,597	20,074	3	1,432	8,899	-
Less than a year	4	1,265	13,597	20,074	3	1,432	8,899	-

	47		2,239,162	1,084,399	30		218,764	856,850
Total derivative instruments

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging classified; consequently their effects are recorded in Income, in Other gain (loss), separately from the hedged item.

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swap, these qualify as cash flow hedges of the flows related to loans from Banco Estado, Banco de Chile and Banco Scotiabank, see additional disclosures in Note 27.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

As of June 30, 2013
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Banco de Chile	Interest rate fluctuation in bond	UF	69,213,619	CLP	69,599,196	(385,576)	03.17.2014

Scotiabank	Interest rate fluctuation in loans	USD	4,075,343	USD	4,057,795	17,548	06.22.2015

Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,291,490	EUR	2,183,415	108,075	07.11.2016
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	5,166,585	USD	5,318,372	(151,787)	07.07.2016

As of December 31, 2012
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Scotiabank	Interest rate and exchange rate fluctuation in loans	USD	1,872,482	EUR	1,970,324	(97,842)	06.20.2013
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,162,489	EUR	2,131,334	31,155	07.11.2016

Banco de Chile	Interest rate fluctuation in loans	USD	4,875,172	USD	5,104,783	(229,610)	07.07.2016

The Interim Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the period ended June 30, 2013 and 2012, a credit after income taxes of ThCh$ 274,311 and a debit of ThCh$ 154,575, respectively, relating to the fair value of the Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2

Fair values obtained through the use of valuation models accepted in the market and based on prices different from those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The fair value of financial facilities recorded at fair value in the Interim Statement of Financial Position, are as follows:

As of June 30, 2013	Recorded Fair Value	Fair Value Hierarchy
	ThCh$	Level 1	Level 2	Level 3
		ThCh$	ThCh$	ThCh$
Derivative financial instruments	2,071,727	-	2,071,727	-
Market securities and investments in other companies	1,276,033	1,276,033	-	-
Derivative hedge assets	167,435	-	167,435	-
Fair value financial assets	3,515,195	1,276,033	2,239,162	-
Derivative hedge liabilities	579,175	-	579,175	-
Derivative financial instruments	505,224	-	505,224	-
Fair value financial liabilities	1,084,399	-	1,084,399	-

As of December 31, 2012	Recorded Fair Value	Fair Value Hierarchy
	ThCh$	Level 1	Level 2	Level 3
		ThCh$	ThCh$	ThCh$
Derivative financial instruments	153,222	-	153,222	-
Market securities and investments in other companies	1,227,251	1,227,251	-	-
Derivative hedge assets	65,541	-	65,541	-
Fair value financial assets	1,446,014	1,227,251	218,763	-
Derivative hedge liabilities	361,838	-	361,838	-
Derivative financial instruments	495,012	-	495,012	-
Fair value financial liabilities	856,850	-	856,850	-

During period ended as of June 30, 2013, the Company has not made any significant instrument transfer between levels 1 and 2.

Credit Quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 7 Financial Information as per reportable segments

The Company has defined three reportable segments within which identified six operating segments, with corporate expense presented separately. The accounting policies used for each segment are the same as those used in the Interim Consolidated Financial Statements described in Note 2.3.

Reportable segment	Operating segment	Operations included in the segments
Chile	Beer Chile	Cervecera CCU Chile Ltda. and Compañía Cervecera Kunstmann S.A.
	Non alcoholic	Embotelladoras Chilenas Unidas S.A. , Aguas CCU-Nestlé Chile S.A. and Vending CCU Ltda.
	Spirits	Compañía Pisquera de Chile S.A.
Rio de la Plata	CCU Argentina	CCU Argentina S.A., Compañía Industrial Cervecera S.A., Doña Aida S.A. and Don Enrique Pedro S.A.
	Uruguay	Milotur S.A., Marzurel S.A. and Coralina S.A.
Wines	Wines	Viña San Pedro Tarapacá S.A.
Others	Others (*)	UES and UAC.

(*) UES: Strategic Service Units: Transportes CCU Limitada, Comercial CCU S.A., Fábrica de Envases Plásticos S.A. and Creccu S.A.

     UAC: Corporate Support Units located in the Parent Company.

     In addition this segment presents the elimination of transactions between segments.

The Company’s operations are carried out primarily in Chile, Argentina and Uruguay, the second includes exclusively segments of beers, cider and wines in the domestic market sales. The rest of the segments, except Uruguay, operate only in Chile.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

a)   Information as per reportable segments for the six months ended as of June 30, 2013 and 2012:

	Chile		Rio de la Plata		Wines		Others		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales revenue external customers	353,303,578	318,236,705	115,695,035	103,520,651	68,198,245	69,199,922	-	5	537,196,858	490,957,283

Other income	2,731,831	2,975,582	2,938,843	1,484,477	2,765,652	2,526,541	1,912,983	1,554,664	10,349,309	8,541,264
							-	-
Sales revenue between segments	2,079,339	2,183,948	53,154	40,465	216,054	162,695	(2,348,547)	(2,387,108)	-	-
Net sales	358,114,748	323,396,235	118,687,032	105,045,593	71,179,951	71,889,158	(435,564)	(832,439)	547,546,167	499,498,547
Change %	10.7	-	13.0	-	(1.0)	-	-	-	9.6	-
Cost of sales	(160,156,116)	(151,646,454)	(48,603,197)	(40,966,728)	(46,236,613)	(48,202,164)	5,586,108	5,145,414	(249,409,818)	(235,669,932)
% of Net sales	44.7	46.9	41.0	39.0	65.0	67.1	-	-	45.6	47.2
Gross margin	197,958,632	171,749,781	70,083,835	64,078,865	24,943,338	23,686,994	5,150,544	4,312,975	298,136,349	263,828,615
% of Net sales	55.3	53.1	59.0	61.0	35.0	32.9			54.4	52.8
MSD&A (1)	(128,502,708)	(109,905,653)	(65,488,518)	(55,443,106)	(20,772,267)	(19,953,093)	(4,341,006)	(2,865,338)	(219,104,499)	(188,167,190)
% of Net sales	35.9	34.0	55.2	52.8	29.2	27.8	-	-	40.0	37.7
Other operating income (expenses)	341,036	(5,734)	355,841	(23,383)	69,156	235,155	74,533	1,372,220	840,566	1,578,258
Operating result (2)	69,796,960	61,838,394	4,951,158	8,612,376	4,240,227	3,969,056	884,071	2,819,857	79,872,416	77,239,683
Change %	12.9	-	(42.5)	-	6.8	-	-	-	3.4	-
% of Net sales	19.5	19.1	4.2	8.2	6.0	5.5	-	-	14.6	15.5

Net financial expense	-	-	-	-	-	-	-	-	(7,776,533)	(3,038,609)

Equity and income of joint venture	-	-	-	-	-	-	-	-	(1,848)	(120,578)

Foreign currency exchange differences	-	-	-	-	-	-	-	-	(648,422)	(613,327)

Results as per adjustment units	-	-	-	-	-	-	-	-	(121,893)	(2,626,956)

Other gains (losses)	-	-	-	-	-	-	-	-	1,679,017	(1,968,281)
Income before taxes									73,002,737	68,871,932
Income taxes									(13,723,424)	(13,826,036)
Net income of period									59,279,313	55,045,896
Non-controlling interests									3,534,674	3,510,097
Net income attributable to equity holders of the parent									55,744,639	51,535,799
Depreciation and amortization	18,338,676	15,808,025	4,962,935	3,287,272	3,263,423	3,405,591	4,698,993	3,882,523	31,264,027	26,383,411
ORBDA (3)	88,135,636	77,646,419	9,914,093	11,899,648	7,503,650	7,374,647	5,583,064	6,702,380	111,136,443	103,623,094
Change %	13.5	-	(16.7)	-	1.7	-	-	-	7.3	-
% of Net sales	24.6	24.0	8.4	11.3	10.5	10.3	-	-	20.3	20.7

(1) MSD&A, included Marketing, Selling, Distribution and Administrative expenses

(2) Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3) ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

b)   Information as per reportable segments for the three months ended as of June 30, 2013 and 2012:

	Chile		Rio de la Plata		Wines		Others		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales revenue external customers	153,135,571	134,169,282	44,584,010	40,386,898	40,147,450	39,363,164	-	-	237,867,031	213,919,344

Other income	1,242,650	1,673,583	1,326,134	682,120	1,744,809	1,167,126	1,265,427	576,753	5,579,020	4,099,582
							-	-
Sales revenue between segments	1,082,415	882,335	28,439	20,209	160,676	159,703	(1,271,530)	(1,062,247)	-	-
Net sales	155,460,636	136,725,200	45,938,583	41,089,227	42,052,935	40,689,993	(6,103)	(485,494)	243,446,051	218,018,926
Change %	13.7	-	11.8	-	3.3	-	-	-	11.7	-
Cost of sales	(73,722,250)	(68,506,145)	(20,773,993)	(16,750,393)	(26,867,553)	(26,951,786)	1,870,106	2,179,688	(119,493,690)	(110,028,636)
% of Net sales	47.4	50.1	45.2	40.8	63.9	66.2	-	-	49.1	50.5
Gross margin	81,738,386	68,219,055	25,164,590	24,338,834	15,185,382	13,738,207	1,864,003	1,694,194	123,952,361	107,990,290
% of Net sales	52.6	49.9	54.8	59.2	36.1	33.8			50.9	49.5
MSD&A (1)	(57,784,189)	(49,365,865)	(29,386,122)	(25,794,564)	(11,321,885)	(10,662,030)	(3,759,757)	(3,030,561)	(102,251,953)	(88,853,020)
% of Net sales	37.2	36.1	64.0	62.8	26.9	26.2	-	-	42.0	40.8
Other operating income (expenses)	(70,063)	(120,748)	198,935	(118,626)	(29,338)	46,525	41,365	1,231,512	140,899	1,038,663
Operating result (2)	23,884,134	18,732,442	(4,022,597)	(1,574,356)	3,834,159	3,122,702	(1,854,389)	(104,855)	21,841,307	20,175,933
Change %	27.5	-	155.5	-	22.8	-	-	-	8.3	-
% of Net sales	15.4	13.7	(8.8)	(3.8)	9.1	7.7	-	-	9.0	9.3

Net financial expense	-	-	-	-	-	-	-	-	(3,837,920)	(1,566,623)

Equity and income of joint venture	-	-	-	-	-	-	-	-	22,602	(107,872)

Foreign currency exchange differences	-	-	-	-	-	-	-	-	(530,128)	(600,753)

Results as per adjustment units	-	-	-	-	-	-	-	-	87,221	(735,136)

Other gains (losses)	-	-	-	-	-	-	-	-	1,869,768	301,628
Income before taxes									19,452,850	17,467,177

Income taxes									(2,275,620)	(4,504,269)
Net income of period									17,177,230	12,962,908
Non-controlling interests									1,748,005	1,651,988
Net income attributable to equity holders of the parent									15,429,225	11,310,920
Depreciation and amortization	9,324,182	8,339,209	2,515,208	1,693,222	1,703,682	1,731,367	2,548,104	1,786,021	16,091,176	13,549,819
ORBDA (3)	33,208,316	27,071,651	(1,507,389)	118,866	5,537,841	4,854,069	693,715	1,681,166	37,932,483	33,725,752
Change %	22.7	-	N/A	-	14.1	-	-	-	12.5	-
% of Net sales	21.4	19.8	(3.3)	0.3	13.2	11.9	-	-	15.6	15.5

(1) MSD&A, included Marketing, Selling, Distribution and Administrative expenses

(2) Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3) ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

c) Information as per Chile operating segment for the six months ended as of June 30, 2013 and 2012:

	Beer Chile		Non-alcoholic		Spirits		Segment Chile
	2013	2012	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	162,807,306	151,509,475	160,721,236	139,039,264	29,775,036	27,687,966	353,303,578	318,236,705

Other income	1,610,840	1,575,811	721,762	557,550	399,229	842,221	2,731,831	2,975,582

Sales revenue between segments	536,695	297,979	1,420,805	1,878,935	121,839	7,034	2,079,339	2,183,948
Net sales	164,954,841	153,383,265	162,863,803	141,475,749	30,296,104	28,537,221	358,114,748	323,396,235
Change %	7.5	-	15.1	-	6.2	-	10.7	-
Cost of sales	(66,296,871)	(65,935,439)	(75,213,348)	(68,533,394)	(18,645,897)	(17,177,621)	(160,156,116)	(151,646,454)
% of Net sales	40.2	43.0	46.2	48.4	61.5	60.2	44.7	46.9
Gross margin	98,657,970	87,447,826	87,650,455	72,942,355	11,650,207	11,359,600	197,958,632	171,749,781
% of Net sales	59.8	57.0	53.8	51.6	38.5	39.8	55.3	53.1
MSD&A	(56,548,060)	(49,901,672)	(63,332,871)	(51,665,727)	(8,621,777)	(8,338,254)	(128,502,708)	(109,905,653)

% of Net sales	34.3	32.5	38.9	36.5	28.5	29.2	35.9	34.0
Other operating income (expenses)	33,465	(182,346)	307,638	185,497	(67)	(8,885)	341,036	(5,734)
Operating result	42,143,375	37,363,808	24,625,222	21,462,125	3,028,363	3,012,461	69,796,960	61,838,394

% of Net sales	25.5	24.4	15.1	15.2	10.0	10.6	19.5	19.1
ORBDA	52,172,632	46,583,997	31,884,954	27,059,827	4,078,050	4,002,595	88,135,636	77,646,419
Change %	12.0	-	17.8	-	1.9	-	13.5	-
% of Net sales	31.6	30.4	19.6	19.1	13.5	14.0	24.6	24.0

d) Information as per Chile operating segment for the three months ended as of June 30, 2013 and 2012:

	Beer Chile		Non-alcoholic		Spirits		Segment Chile
	2013	2012	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales revenue external customers	65,913,911	59,303,405	70,440,369	59,906,218	16,781,291	14,959,659	153,135,571	134,169,282

Other income	686,792	685,019	358,458	285,099	197,400	703,465	1,242,650	1,673,583

Sales revenue between segments	275,719	83,478	746,022	795,867	60,674	2,990	1,082,415	882,335
Net sales	66,876,422	60,071,902	71,544,849	60,987,184	17,039,365	15,666,114	155,460,636	136,725,200
Change %	11.3	-	17.3	-	8.8	-	13.7	-
Cost of sales	(28,841,403)	(28,281,883)	(34,506,675)	(30,871,344)	(10,374,172)	(9,352,918)	(73,722,250)	(68,506,145)
% of Net sales	43.1	47.1	48.2	50.6	60.9	59.7	47.4	50.1
Gross margin	38,035,019	31,790,019	37,038,174	30,115,840	6,665,193	6,313,196	81,738,386	68,219,055
% of Net sales	56.9	52.9	51.8	49.4	39.1	40.3	52.6	49.9
MSD&A	(25,071,289)	(22,881,185)	(28,238,817)	(22,228,311)	(4,474,083)	(4,256,369)	(57,784,189)	(49,365,865)
% of Net sales	37.5	38.1	39.5	36.4	26.3	27.2	37.2	36.1
Other operating income (expenses)	31,825	(230,315)	(101,802)	114,577	(86)	(5,010)	(70,063)	(120,748)
Operating result	12,995,555	8,678,519	8,697,555	8,002,106	2,191,024	2,051,817	23,884,134	18,732,442
% of Net sales	19.4	14.4	12.2	13.1	12.9	13.1	15.4	13.7
ORBDA	18,030,387	13,707,634	12,439,339	10,818,693	2,738,590	2,545,324	33,208,316	27,071,651
Change %	31.5	-	15.0	-	7.6	-	22.7	-
% of Net sales	27.0	22.8	17.4	17.7	16.1	16.2	21.4	19.8

e) Information as per Río de la Plata operating segment for the six months ended as of June 30, 2013 and 2012:

	Argentina		Uruguay		Segment Rio de la Plata
	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	111,649,458	103,520,651	4,045,577	-	115,695,035	103,520,651

Other income	2,938,843	1,484,477	-	-	2,938,843	1,484,477

Sales revenue between segments	53,154	40,465	-	-	53,154	40,465
Net sales	114,641,455	105,045,593	4,045,577	-	118,687,032	105,045,593
Change %	9.1	-	-	-	13.0	-
Cost of sales	(45,270,695)	(40,966,728)	(3,332,502)	-	(48,603,197)	(40,966,728)
% of Net sales	39.5	39.0	82.4	-	41.0	39.0
Gross margin	69,370,760	64,078,865	713,075	-	70,083,835	64,078,865
% of Net sales	60.5	61.0	17.6	-	59.0	61.0
MSD&A (1)	(64,259,366)	(55,443,106)	(1,229,152)	-	(65,488,518)	(55,443,106)
% of Net sales	56.1	52.8	30.4	-	55.2	52.8
Other operating income (expenses)	373,519	(23,383)	(17,678)	-	355,841	(23,383)
Operating result	5,484,913	8,612,376	(533,755)	-	4,951,158	8,612,376
% of Net sales	4.8	8.2	(13.2)		4.2	8.2
ORBDA	10,318,724	11,899,648	(404,632)		9,914,092	11,899,648
Change %	(13.3)		-		(16.7)	-
% of Net sales	9.0	11.3	(10.0)	-	8.4	11.3

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

f) Information as per Río de la Plata operating segment for the three months ended as of June 30, 2013 and 2012:

	Argentina		Uruguay		Segment Rio de la Plata
	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	42,922,685	40,386,898	1,661,325	-	44,584,010	40,386,898
Other income	1,326,134	682,120	-	-	1,326,134	682,120
Sales revenue between segments	28,439	20,209	-	-	28,439	20,209
Net sales	44,277,258	41,089,227	1,661,325	-	45,938,583	41,089,227
Change %	7.8	-	-	-	11.8	-
Cost of sales	(19,341,386)	(16,750,393)	(1,432,607)	-	(20,773,993)	(16,750,393)
% of Net sales	43.7	40.8	86.2	-	45.2	40.8
Gross margin	24,935,872	24,338,834	228,718	-	25,164,590	24,338,834
% of Net sales	56.3	59.2	13.8		54.8	59.2
MSD&A (1)	(28,741,319)	(25,794,564)	(644,803)	-	(29,386,122)	(25,794,564)
% of Net sales	64.9	62.8	38.8	-	64.0	62.8
Other operating income (expenses)	196,853	(118,626)	2,082	-	198,935	(118,626)
Operating result	(3,608,594)	(1,574,356)	(414,003)	-	(4,022,597)	(1,574,356)
% of Net sales	(8.1)	(3.8)	(24.9)		(8.8)	(3.8)
ORBDA	(1,159,779)	118,866	(347,610)		(1,507,389)	118,866
Change %	N/A		-		N/A	-
% of Net sales	(2.6)	0.3	(20.9)	-	(3.3)	0.3

Sales information by geographic location

Net sales per geographical location	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	425,561,298	390,531,241	195,835,674	174,816,953
Argentina	117,939,292	108,967,306	45,949,052	43,201,972
Uruguay	4,045,577	-	1,661,325	-
Total	547,546,167	499,498,547	243,446,051	218,018,925
See distribution of domestic and exports revenues in Note 9. Depreciation and amortization as per reportable and operating segments
Property, plant and equipment depreciation and amortization of software	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Chile reportable segment	18,338,676	15,808,025	9,324,182	8,339,209
Beer Chile	10,029,257	9,220,189	5,034,832	5,029,115
Non alcoholic	7,259,732	5,597,702	3,741,784	2,816,587
Spirits	1,049,687	990,134	547,566	493,507

Rio de la Plata reportable segment	4,962,934	3,287,272	2,515,208	1,693,222
CCU Argentina	4,833,811	3,287,272	2,448,815	1,693,222
Uruguay	129,123	-	66,393	-

Wines reportable segment	3,263,423	3,405,591	1,703,682	1,731,367
Wines	3,263,423	3,405,591	1,703,682	1,731,367

Others reportable segment	4,698,994	3,882,523	2,548,104	1,786,021
Others (1)	4,698,994	3,882,523	2,548,104	1,786,021
Total	31,264,027	26,383,411	16,091,176	13,549,819

(1) Other includes depreciation and amortization corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Capital expenditures as per reportable and operating segments

Capital expenditures (property, plant and equipment and software additions)	For the six months ended June 30,
	2013	2012
	ThCh$	ThCh$
Chile reportable segment	21,020,996	28,032,524
Beer Chile	10,033,526	11,157,000
Non alcoholic	9,585,663	15,127,624
Spirits	1,401,807	1,747,900

Rio de la plata reportable segment	17,323,772	10,934,707
CCU Argentina	17,288,428	10,934,707
Uruguay	35,344	-

Wines reportable segment	3,226,728	6,426,614
Wines	3,226,728	6,426,614

Others reportable segment	9,358,961	9,784,744
Others (1)	9,358,961	9,784,744
Total	50,930,457	55,178,589
(1) Other includes the capital investments corresponding to the Corporate Support Units and Strategic Service Units. Assets as per reportable and operating segments
Assets per segment	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Chile reportable segment	481,952,833	506,780,429
Beer Chile	213,775,538	243,325,487
Non alcoholic	200,850,037	196,286,454
Spirits	67,327,258	67,168,488

Rio de la plata reportable segment	202,713,185	164,191,856
CCU Argentina	184,238,447	164,191,856
Uruguay	18,474,738	-

Wines reportable segment	274,201,456	270,696,952
Wines	274,201,456	270,696,952

Others reportable segment	319,063,382	384,778,503
Others (1)	319,063,382	384,778,503
Total	1,277,930,856	1,326,447,740

(1) Other includes goodwill and the assets corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Assets per geographic location

Assets per geographical location				As of June 30, 2013	As of December 31, 2012
				ThCh$	ThCh$
Chile				1,061,468,890	1,114,620,964
Argentina				197,987,228	211,826,776
Uruguay				18,474,738	-
Total				1,277,930,856	1,326,447,740

Segment’s additional information

The Interim Consolidated Statement of Income classified according to the Company’s operations management is as follows:

Interim Consolidated Statement of Income	Notes	For the six months ended June 30,		For the three months ended June 30,
		2013	2012	2013	2012
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales		537,196,858	490,957,283	237,867,031	213,919,344
Other income		10,349,310	8,541,264	5,579,020	4,099,582
Net sales	9	547,546,168	499,498,547	243,446,051	218,018,926
Change %		9.6	-	11.7	-
Cost of sales		(249,409,818)	(235,669,932)	(119,493,690)	(110,028,636)
% of net sales		45.6	47.2	49.1	50.5
Gross margin		298,136,349	263,828,615	123,952,361	107,990,290
MSD&A (1)		(219,104,499)	(188,167,190)	(102,251,953)	(88,853,020)
% of net sales		40.0	37.7	42.0	40.8
Other operating income (expenses)		840,566	1,578,258	140,899	1,038,663
Operating result (2)		79,872,416	77,239,683	21,841,307	20,175,933
Change %		3.4	-	8.3	-
% of net sales		14.6	15.5	9.0	9.3
Net financial expense	11	(7,776,533)	(3,038,609)	(3,837,920)	(1,566,623)
Equity and income of joint venture	19	(1,848)	(120,578)	22,602	(107,872)
Foreign currency exchange differences	11	(648,422)	(613,327)	(530,128)	(600,753)
Result as per adjustment units	11	(121,893)	(2,626,956)	87,221	(735,136)
Other gains (losses) net	13	1,679,017	(1,968,281)	1,869,768	301,628
Income before taxes		73,002,737	68,871,932	19,452,850	17,467,177
Income taxes	26	(13,723,424)	(13,826,036)	(2,275,620)	(4,504,269)
Net income of period		59,279,313	55,045,896	17,177,230	12,962,908
Non-controlling interests	32	3,534,674	3,510,097	1,748,005	1,651,988
Equity holders of the parent		55,744,639	51,535,799	15,429,225	11,310,920
Depreciation and amortization		31,264,027	26,383,411	16,091,176	13,549,819
ORBDA (3)		111,136,443	103,623,094	37,932,483	33,725,752
Change %		7.3	-	12.5	-
% of net sales		20.3	20.7	15.6	15.5

See definition of (1), (2) and (3) in information as per operating segment.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Information per segments of joint ventures

The Company’s Management reviews the financial position and the operating results of all its joint ventures described in Note 19. The information that appears below relates to 100% joint ventures: Cervecería Austral S.A. (beer segment) and Foods Compañía de Alimentos CCU S.A. (foods segment), which represents the figures that have not been consolidated in the Company’s financial statements as joint ventures are accounted for under the equity method, as explained in Note 2.2.

The figures for each entity 100% of each in summary form are as follows:

	As of June 30, 2013		As of June, 2012
	Cervecería Austral S.A.	Foods S.A.	Cervecería Austral S.A.	Foods S.A.
	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	3,625,421	10,715,263	3,222,477	9,812,165
Operating results	162,977	(419,247)	107,735	(295,565)
Income of year	132,071	(135,782)	90,128	(331,177)
Capital expenditures	209,598	229,631	561,325	518,301
Depreciation and amortization	(183,588)	(508,300)	(174,856)	(454,695)
Current assets	3,009,553	8,717,398	2,848,706	7,463,966
Non-current assets	4,315,400	27,591,572	4,250,080	27,382,501
Current liabilities	1,354,296	10,375,591	1,255,688	9,080,564
Non-current liabilities	263,016	819,409	231,396	397,405

(1) See Note 19.

Note 8 Business Combinations

a)     Marzurel S.A., Milotur S.A. and Coralina S.A.

Year 2012 Acquisitions

On September 13, 2012, the Company acquired 100% of stock, voting and economic rights of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies that develop the mineral waters and soft drinks business in that country.

At December, 31 2012, the total amount of this transaction was ThCh$ 10,512,588 and was recorded under Other non-financial assets, due to the Company was in the process of assessing the fair values of this acquisition and the estimated impact of this process was not considered significant to the financial statement as of that date (See Note 18).

Preliminarily at the date of issue of these interim consolidated financial statements, fair values of assets, liabilities and contingent liabilities related to the Uruguayan companies have been determinated, generating goodwill for an amount of ThCh$ 6,860,448, among others (Note 21).

b)     Manantial S.A.

Year 2012 Acquisitions

On December 24, 2012, the Company acquired 51% of the stock of Manantial S.A., a Chilean company that develops the business of purified water in large bottles at home and offices through the use of dispensers, business that is known internationally as HOD (Home and Office Delivery).

At December, 31 2012, the total amount of this transaction was ThCh$ 9,416,524 and was recorded under Other non-financial assets (Note 18).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Year 2013 Acquisitions

On June 7, 2013, the Company proceeded to pay outstanding balance of ThCh$ 1,781,909 related to the acquisition of Manantial S.A. At June 30, 2013, the total amount of the transactions related to Manantial S.A. is ThCh$ 11,772,317 and recorded under Other non-financial assets (Note 18).

At the date of issuance of these interim consolidated financial statements the Company is in the process of assessing the fair values of both acquisitions above mentioned.

It is expected that the acquisition of these companies increases their productive capacities, through the expansion of their productive assets, growth in market share through the various brands market and participation in local and foreign markets, as well as operational improvements as a result of synergies obtained in the operational and administrative functions.

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Domestic sales	502,000,374	452,659,916	216,566,094	191,525,002
Exports sales	45,545,793	46,838,631	26,879,957	26,493,923
Total	547,546,167	499,498,547	243,446,051	218,018,925

Note 10 Nature of cost and expense

Operational cost and expense grouped by natural classification are as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material cost	176,913,508	169,766,695	82,372,329	77,853,924
Materials and maintenance expense	15,695,355	13,788,304	8,323,091	6,859,824
Personal expense (1)	71,267,108	61,796,903	36,153,884	30,725,898
Transportation and distribution	84,219,967	70,330,750	36,941,986	30,945,102
Advertising and promotion expense	41,023,756	35,248,634	19,206,386	17,048,062
Lease expense	5,977,849	5,165,568	2,831,971	2,682,768
Energy expense	12,555,522	13,887,298	6,042,214	6,622,330
Depreciation and amortization	31,264,027	26,383,411	16,091,176	13,549,819
Other expenses	30,151,471	28,147,467	14,103,913	13,183,106
Total	469,068,563	424,515,030	222,066,950	199,470,833

(1) See Note 31 Employee benefits.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 11 Financial results

The financial income composition for the six and three months ended as of June 30, 2013 and 2012, is as follows:

Financial Results	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Financial income	1,998,538	4,241,103	924,166	1,908,266
Financial cost	(9,775,071)	(7,279,712)	(4,762,086)	(3,474,889)
Foreign currency exchange differences	(648,422)	(613,327)	(530,128)	(600,753)
Result as per adjustment units	(121,893)	(2,626,956)	87,221	(735,136)
Total	(8,546,848)	(6,278,892)	(4,280,827)	(2,902,512)

Note 12 Other income by function

The detail of other income by function is as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Sales of fixed assets	947,538	617,225	266,464	256,563
Lease expense	109,633	207,552	88,810	104,421
Others	337,641	1,431,389	106,932	1,266,855
Total	1,394,812	2,256,166	462,206	1,627,839

Note 13 Other Gain and Loss

The detail of other gain (loss) items is as follows:

Other gain and (loss)	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Results derivative contracts	1,624,761	(1,889,731)	2,001,756	483,085
Marketable securities to fair value	48,781	83,223	(33,621)	(19,684)
Other	5,475	(161,773)	(98,367)	(161,773)
Total	1,679,017	(1,968,281)	1,869,768	301,628

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 14 Cash and cash equivalents

Cash and cash equivalent balances were as follows:

						As of June 30, 2013	As of December 31, 2012
						ThCh$	ThCh$
Cash						19,079	11,015
Overnight deposits						322,010	1,119,358
Bank balances						19,417,008	44,411,396
Time deposits						12,320,146	9,454,130
Securities purchased under resale agreements						33,748,265	47,341,376
Total						65,826,508	102,337,275
The currency composition of cash and cash equivalents at June 30, 2013, is as follows:
As of June 30, 2013	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	4,172	43	-	3,863	11,001	-	19,079
Overnight deposits	-	322,010	-	-	-	-	322,010
Bank balances	9,647,304	494,042	10,052	8,567,756	606,760	91,094	19,417,008
Time deposits	12,320,146	-	-	-	-	-	12,320,146
Securities purchased under resale agreements	33,748,265	-	-	-	-	-	33,748,265
Total	55,719,887	816,095	10,052	8,571,619	617,761	91,094	65,826,508
The currency composition of cash and cash equivalents at December 31, 2012, is as follows:
As of December 31, 2012	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,659	356	-	-	-	-	11,015
Overnight deposits	1,119,358	-	-	-	-	-	1,119,358
Bank balances	26,813,548	412,941	303,571	16,847,635	-	33,701	44,411,396
Time deposits	8,892,234	561,896	-	-	-	-	9,454,130
Securities purchased under resale agreements	47,341,376	-	-	-	-	-	47,341,376
Total	84,177,175	975,193	303,571	16,847,635	-	33,701	102,337,275

The total accumulated cash flows paid in business combinations as of June 30, 2013, amounts to:

As of June 30, 2013
ThCh$

Total paid for business acquisitions:
Amount paid in cash and cash equivalent for business acquisitions (1)	1,781,907
Amount paid by changes in the ownership shares in subsidiaries (1)	4,032,074
Total	5,813,981

(1) Corresponds to additionally percentage of acquisition in VSPT (Note 1) and a pay of outstanding balance related to the acquisition in Manantial S.A. (Note 8).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 15 Accounts receivables – Trade and other receivables

The accounts receivables – trade and other receivables were as follows:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Accounts receivables
Beer Chile	16,793,645	34,240,155
Non-alcoholic	19,948,613	27,386,073
Spirits	11,757,959	13,050,238
Total Chile reportable segment	48,500,217	74,676,466
CCU Argentina	23,311,068	43,837,015
Uruguay	2,206,814	-
Total Rio de la Plata reportable segment	25,517,882	43,837,015
Wines	39,394,839	37,944,826
Total Wines reportable segment	39,394,839	37,944,826
Others (1)	24,045,333	38,353,266
Total Others reportable segment	24,045,333	38,353,266
Others accounts receivables	20,758,609	15,396,835
Impairment loss estimate	(5,987,899)	(5,637,538)
Total	152,228,981	204,570,870

1) Primarly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The Company’s accounts receivable are denominated in the following currencies:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Chilean Peso	88,570,083	128,498,015
Argentine Peso	27,941,411	46,422,310
US Dollar	23,057,487	20,142,827
Euro	8,577,321	6,973,740
Unidad de Fomento	44,478	103,408
Uruguayan Pesos	1,980,819	-
Others currencies	2,057,382	2,430,570
Total	152,228,981	204,570,870

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The detail of the accounts receivable maturities as of June 30, 2013, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables
Beer Chile	16,793,645	13,186,077	2,068,005	562,523	523,138	453,902
Non-alcoholic	19,948,613	16,388,204	2,023,672	464,512	376,521	695,704
Spirits	11,757,959	10,205,311	1,234,777	56,923	146,459	114,489
Total Chile reportable segment	48,500,217	39,779,592	5,326,454	1,083,958	1,046,118	1,264,095
CCU Argentina	23,311,068	17,804,219	3,472,381	1,008,527	436,849	589,092
Uruguay	2,206,814	1,297,265	657,947	78,269	32,783	140,550
Total Rio de la Plata reportable segment	25,517,882	19,101,484	4,130,328	1,086,796	469,632	729,642
Wines	39,394,839	35,310,499	2,799,639	562,168	469,570	252,963
Total Wines reportable segments	39,394,839	35,310,499	2,799,639	562,168	469,570	252,963
Others (1)	24,045,333	18,196,535	3,110,878	1,042,973	421,268	1,273,679
Total Other reportable segment	24,045,333	18,196,535	3,110,878	1,042,973	421,268	1,273,679
Others accounts receivables	20,758,609	20,361,181	313,968	83,460	-	-
Sub Total	158,216,880	132,749,291	15,681,267	3,859,355	2,406,588	3,520,379

Impairment loss estimate	(5,987,899)	-	(225,785)	(626,397)	(1,855,003)	(3,280,714)
Total	152,228,981	132,749,291	15,455,482	3,232,958	551,585	239,665

1) Primarly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The detail of the accounts receivable maturities as of December 31, 2012, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables
Beer Chile	34,240,155	31,761,325	1,561,732	300,944	366,185	249,969
Non-alcoholic	27,386,073	24,680,075	1,282,518	543,269	285,845	594,366
Spirits	13,050,238	11,698,262	1,079,484	54,392	55,135	162,965
Total Chile reportable segment	74,676,466	68,139,662	3,923,734	898,605	707,165	1,007,300
CCU Argentina	43,837,015	36,994,466	5,833,134	304,199	529,073	176,143
Uruguay	-	-	-	-	-	-
Total Rio de la Plata reportable segment	43,837,015	36,994,466	5,833,134	304,199	529,073	176,143
Wines	37,944,826	32,384,595	4,347,028	804,473	205,511	203,219
Total Wines reportable segments	37,944,826	32,384,595	4,347,028	804,473	205,511	203,219
Others (1)	38,353,266	31,351,626	4,884,814	623,745	226,507	1,266,574
Total Other reportable segment	38,353,266	31,351,626	4,884,814	623,745	226,507	1,266,574
Others accounts receivables	15,396,835	15,396,835	-	-	-	-
Sub Total	210,208,408	184,267,184	18,988,710	2,631,022	1,668,256	2,653,236

Impairment loss estimate	(5,637,538)	-	(761,880)	(966,986)	(1,306,619)	(2,602,053)
Total	204,570,870	184,267,184	18,226,830	1,664,036	361,637	51,183

(1) Primarly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The Company markets its products through retail, wholesale clients, chains and supermarkets.

As of June 30, 2012, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 27% (29% as of December 31, 2012) of the total accounts receivable.

As indicated in the Risk management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the accounts receivable balances. For this reason, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies. In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for, based on a case by case analysis.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Balance at the beginning of year	5,637,538	4,715,359
Impairment estimate for accounts receivable	730,263	2,012,996
Uncollectible accounts	(338,364)	(883,706)
Estimates resulting from business combinations	(9,569)	-
Effect of translation into presentation currency	(31,969)	(207,111)
Total	5,987,899	5,637,538

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 16 Accounts and transactions with related companies

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related companies, which are effected at arm’s length with respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related companies.

Balances and transactions with related companies consist of the following:

(1)	Business operations agreed upon in Chilean Pesos. Companies not under a current trade account agreement not accrue interest and have payment terms of 30 days.

(2)

Business operations agreed upon in Chilean Pesos. The remaining balance accrues interest at 90-days active bank rate (TAB) plus an annual spread. Interests is paid or charged against the trade current account.

(3)	Business operations in foreign currencies, not covered by a current trade account, that do not accrue interest and have payment terms of 30 days. Balances are presented at the closing exchange rate.

(4)

An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Begining February 28, 2007, and UF 9,995 payment on February 28, 2014.

(5)

An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limaría Ltda. These contracts stipulate an annual interest of 3% on the capital, with a term of eight years, with annual payments that are due on May 31, 2018.

(6)

An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Comarca S.A. related to the payment of the access fee for the distribution of products. The pending amount is agreed at two quotes of UF 17,888. Maturities correspond to November 2, 2012 and December 2, 2013, respectively.

(7)

Relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Inversiones y Asesorías Monterroso Limitada y Otros, related to the acquisition of 49% of the associated Compañía Pisquera Bauzá S.A. The outstanding balance at June 30, 2013, corresponds to a single payment of UF 65,832 due on December 1, 2013.

The transaction schedule includes all the transactions made with related parties.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The detail of the accounts receivable and payable from related companies as of June 30, 2013 and December 31, 2012, is as follows:

Accounts receivable from related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2013	As of December 31, 2012
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint Venture	Sales of products	CLP	300.590	201.594
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of Joint Venture	Sales of products	CLP	228.528	674.851
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of Joint Venture	Lease crane	CLP	2.308	970
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint Venture	Sales of products	CLP	9.471	55.664
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint Venture	Transport service	CLP	341.828	863.022
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint Venture	Remittance received	CLP	6.160.927	4.917.438
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint Venture	Interests	CLP	94.023	91.943
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint Venture	Sale services	CLP	192.546	198.925
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint Venture	Shared services	CLP	170.588	232.508
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Subsidary shareholders	Purchase advanced	CLP	74.072	753.305
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Subsidary shareholders	Purchase of products	CLP	-	527.822
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(5)	Subsidary shareholders	Supply contract	UF	93.878	118.169
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Subsidary shareholders	Loan	UF	235.932	303.864
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidary shareholders	Sales of products	CLP	50.214	125.980
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Shareholders of the parent company	Sales of products	Euros	8.255	282.841
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Shareholders of the parent company	Sales of products	CLP	2.992	2.992
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller	Sales of products	CLP	142.397	130.031
79,903,790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	54.259	62.927
91,021,000-9	Madeco S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	3.683	3.177
92,236,000-6	Watt’s S.A.	Chile	(1)	Related of Joint Venture	Services Rendered	CLP	18.164	18.164
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	division	CLP	26.004	45.803
Total							8.210.659	9.611.990
Non Current:
Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2013	As of December 31, 2012
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(5)	Subsidary Shareholders	Supply contract	UF	382,919	414,115
Total							382,919	414,115

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Accounts payable to related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2013	As of December 31, 2012
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint Venture	Purchase of products	CLP	530,950	733,356
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of Joint Venture	Marketing services	CLP	29,941	52,134
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	(1)	Joint Venture	Purchase of products	CLP	1,013,366	433,613
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	(1)	Joint Venture	Rebate	CLP	25,031	101,532
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	(1)	Joint Venture	Consignation sales	CLP	582,028	555,608
81,805,700-8	Cooperativa agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(5)	Subsidary shareholders	Interests	CLP	2,481	2,556
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidary shareholders	Purchase of products	CLP	3,116	7,660
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Shareholders of the parent company	License and technical assistance	Euros	5,284,416	4,746,235
0-E	Amstel Brouwerijen BV	Netherlands	(3)	Shareholders of the parent company	License and technical assistance	Euros	35,794	-
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Recovery from division	CLP	128,985	192,457
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Parent company related	Purchase of products	CLP	-	3,519
96,908,430-9	Telefónica del Sur Servicios Intermedios S.A.	Chile	(1)	Parent company related	Services telephony	CLP	2,098	2,259
87,938,700-0	Agroproductos Bauza y Cía Ltda.	Chile	(1)	Related associate	Purchase of products	CLP	28,944	557,862
76,029,691-0	Comarca S.A.	Chile	(1)	Related associate	Acces fee	UF	1,291,770	408,575
84,898,000-5	Alusa S.A.	Chile	(1)	Related to the controller	Purchase of products	CLP	2,618	195,701
76,173,468-7	Fondo de Inversión M allorca	Chile	(7)	Related associate	Purchase of shares	UF	1,504,437	-
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller	Bill services	CLP	3,871	1,260
76,115,132-0	Canal 13 S.P.A.	Chile	(1)	Related to the controller	Advertising	CLP	-	6,659
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller	Comission of sale	CLP	-	4,902
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller	Transportation services	CLP	-	7,477
92,048,000-4	Sudamericana Agencias Aereas y Marítima S.A.	Chile	(1)	Related to the controller	Transportation services	CLP	88,395	-
99,505,690-9	Blue Two Chile S.A.	Chile	(1)	Parent company related	Services telephony	CLP	152	180
96,605,150-7	Alte S.A.	Chile	(1)	Related to the controller	Purchase of products	CLP	2,363	-
Total							10,560,756	8,013,545
Non Current:
Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2013	As of December 31, 2012
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidary shareholders	Purchase of products	CLP	6,262	6,521
76,029,691-0	Comarca S.A.	Chile	(6)	Related associate	Access fee	UF	-	881,637
76,173,468-7	Fondo de Inversión Privado M allorca	Chile	(7)	Related associate	Purchase of shares	UF	-	1,503,652
Totales							6,262	2,391,810

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Interim Consolidated Statement of Income:

Tax ID	Company	Country of origin	Relationship	Transaction	For the six months ended June 30,				For the three months ended June 30,
					2013		2012		2013		2012
					Amounts	(Charges)/ Credits (Effect on Income)	Amounts	(Charges)/ Credits (Effect on Income)	Amounts	(Charges)/ Credits (Effect on Income)	Amounts	(Charges)/ Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
O-E	Heineken Brouwerijen B.V.	Netherland	Shareholders of the parent company	License and technical assistance	1,040,751	(1,040,751)	1,150,141	(1,150,141)	608,366	(608,366)	411,567	(411,567)
O-E	Heineken Brouwerijen B.V.	Netherland	Shareholders of the parent company	Purchase of products	105,850	-	87,274	-	13,700	-	87,274	-
O-E	Heineken Brouwerijen B.V.	Netherland	Shareholders of the parent company	Billed services	25,797	(25,797)	26,247	(26,247)	12,999	(12,999)	17,624	(17,624)
O-E	Heineken Brouwerijen B.V.	Netherland	Shareholders of the parent company	Sale of products	130,104	49,440	351,869	88,581	30,722	11,674	118,760	88,581
O-E	Heineken Italia Spa.	Italy	Parent company related	Purchase of products	28,987	-	24,537	-	9,400	-	24,537	-
O-E	Amstel Brouwerijen BV	Netherland	Parent company related	License and technical assistance	35,794	(35,794)	-	-	-	-	-	-
O-E	Nestle Waters S.A.	Italy	Subsidary shareholders	Royalty paid	73,700	(73,700)	67,947	(67,947)	28,048	(28,048)	26,153	(26,153)
90,703,000-8	Nestle Chile S.A.	Chile	Subsidary shareholders	Paid dividends	2,442,310	-	3,253,214	-	536,463	-	1,111,067	-
77,755,610-k	Comercial Patagona Ltda.	Chile	Subsidary of Joint Venture	Marketing services	68,086	(68,086)	78,506	(78,506)	35,712	(35,712)	37,409	(37,409)
77,755,610-k	Comercial Patagona Ltda.	Chile	Subsidary of Joint Venture	Sale of products	738,311	302,708	604,653	193,489	407,283	166,986	315,667	101,013
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Subsidary shareholders	Loan	25,670	-	13,180	-	25,670	-	13,180	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Subsidary shareholders	Supply contract	66,552	-	34,169	-	66,552	-	34,169	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Subsidary shareholders	Purchase of grapes	4,343,414	-	6,207,099	-	3,838,296	-	4,721,370	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Subsidary shareholders	Paid dividends	774,087	-	772,631	-	774,087	-	772,631	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Sale of products	121,133	78,737	242,266	77,655	52,158	33,903	123,346	77,655
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Billed services	106,738	106,738	98,340	98,340	53,369	53,369	49,170	49,170
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Royalty	22,782	22,782	23,540	23,540	11,221	11,221	12,535	12,535
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Royalty	145,937	(145,937)	125,264	(125,264)	48,167	(48,167)	76,665	(76,665)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Purchase of products	1,419,773	-	1,106,923	-	783,936	-	494,337	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Dividends received	13,940	-	-	-	13,940	-	-	-
97,004,000-5	Banco de Chile	Chile	Related to the controller	Carriage of valuables	2,939	(2,939)	24,533	(24,533)	1,501	(1,501)	12,870	(12,870)
97,004,000-5	Banco de Chile	Chile	Related to the controller	Sale of products	9,759	7,319	11,086	3,548	5,181	1,747	5,947	352
97,004,000-5	Banco de Chile	Chile	Related to the controller	Derivatives	4,558,866	12,491	17,344,997	191,810	1,528,195	17,517	13,966,666	409,468
97,004,000-5	Banco de Chile	Chile	Related to the controller	Investments	10,445,000	59,960	2,848,161	203,845	-	-	12,796,848	39,299
97,004,000-5	Banco de Chile	Chile	Related to the controller	Leasing paid	72,537	(13,120)	179,661	(71,434)	33,512	(6,309)	87,372	(61,044)
97,004,000-5	Banco de Chile	Chile	Related to the controller	Interests	125,077	(125,077)	197,168	(197,168)	-	-	-	-
99,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Parent company related	Investments	77,632,500	119,730	165,885,000	222,015	56,417,500	65,983	126,000,000	156,799
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint Venture	Billed services	1,570,381	1,570,381	1,613,602	1,613,602	669,670	669,670	930,287	(683,315)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint Venture	Received services	81,626	(81,626)	111,067	(111,067)	65,005	(65,005)	99,108	(99,108)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint Venture	Sent remittance	11,878,107	-	10,002,216	-	6,507,702	-	9,499,228	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint Venture	Received remittance	10,550,004	-	9,859,675	-	5,668,797	-	5,657,996	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint Venture	Consignment sales	6,344,260	-	5,753,696	-	3,439,317	-	4,725,282	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller	Billed services	23,973	23,973	41,099	41,099	11,626	11,626	10,707	10,707
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Associate of subsidary	Sale of products	141,797	113,438	110,127	83,582	21,869	17,495	24,196	44,054
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Associate of subsidary	Billed services	25,527	25,527	23,295	23,295	13,586	13,586	12,111	12,111
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	Subsidary shareholders	Paid dividends	1,134,431	-	1,998,104	-	1,134,431	-	1,998,104	-
96,427,000-7	Inversiones y Renta S.A.	Chile	Subsidary shareholders	Paid dividends	35,285,513	-	37,850,647	-	22,910,944	-	25,868,922	-
96,427,000-7	Inversiones y Renta S.A.	Chile	Subsidary shareholders	Office rentals	5,058	5,058	5,800	5,800	2,534	2,534	2,947	2,947
84,898,000-5	Alusa S.A.	Chile	Related to the controller	Purchase of products	502,404	-	599,227	-	207,074	-	261,369	-
76,115,132-0	Canal 13 S.P.A	Chile	Related to the controller	Publicity	1,385,760	(1,385,760)	840,570	(829,745)	783,936	(783,936)	791,490	(780,665)
87,938,700-0	Agroproductos Bauza y Cia Ltda.	Chile	Related associate	Received services	37,180	(37,180)	3,301	(3,301)	-	-	-	-
87,938,700-0	Agroproductos Bauza y Cia Ltda.	Chile	Related associate	Purchase of products	622,839	-	211,594	-	561,273	-	195,614	-
92,048,000-4	Sudamericana Agencias Aereas y M aritima S.A.	Chile	Related to the controller	Warehouse rental	15,312	(15,312)	23,496	(23,496)	10,106	(10,106)	9,126	(9,126)

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders’ Meeting held on April 10, 2013, being elected Messrs. Andrónico Luksic Craig, Pablo Granifo Lavín, Carlos Molina Solís, John Nicolson, Manuel José Noguera Eyzaguirre, Philippe Pasquet, Francisco Pérez Mackenna, Jorge Luis Ramos Santos and Vittorio Corbo Lioi, who is independent, according to article 50 bis of Law Nº 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were designated at the Board of Directors’ meeting held on April 10, 2013. In the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is comprised of Directors Messrs. Pérez, Pasquet and Corbo. Additionally, Messrs. Corbo and Pasquet were designated as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Ramos shall participate in the Audit Committee’s meetings as observers.

As agreed to at the Ordinary Shareholders’ Meeting referred to above, the Directors’ remuneration consists of a per diem for their attendance at each meeting of UF 100 per Director, and UF 200 for the Chairman, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2013. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ share shall be calculated over a maximum 50% of such profits.

Those Directors that are members of the Directors Committee receive a remuneration per diem of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Circular Letter N° 1956 of the SVS. On the other hand, Directors that are members of the Business Committee receive a remuneration per diem of UF 17, for each meeting they attend. Directors that are members of the Audit Committee receive a monthly remuneration of UF 25.

According to the above, as of June 30, 2013, the Directors received ThCh$ 2,165,932 (ThCh$ 2,309,833 at June 30, 2012) in per diems and shares. In addition, ThCh$ 59,530 (ThCh$ 65,048 at June 30, 2012) were paid in compensation for gains sharing to the main executives of the Parent Company.

The following is the total remuneration received by the top officers of the Parent Company during the six months ended June 30, 2013 and 2012:

	For the six months ended June 30,
	2013	2012
	ThCh$	ThCh$
Salaries	2,628,112	2,480,542
Employees’ short-term benefits	2,092,786	1,640,152
Employments termination benefits	-	205,076
Total	4,720,898	4,325,770

The Company grants annual discretionary and variable bonuses, to the top officers, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 17 Inventories

The inventory balances were as follows:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Finished products	42,152,220	41,370,659
In process products	423,206	1,554,265
Agricultural development	416,130	6,708,096
Raw materials	111,492,066	84,933,883
In transit raw materials	2,737,455	3,943,443
Materials and inputs	4,661,932	4,654,938
Realizable net value and obsolescence estimate	(1,444,761)	(1,254,312)
Total	160,438,248	141,910,972

The Company wrote off a total of ThCh$ 243,568 and ThCh$ 731,034 relating to inventory shrinkage and obsolescence for the six months ended June 30, 2013 and 2012, respectively.

Additionally, an estimate for obsolescence inventories include amounts related to low turnover, technical obsolescence and product recalls from the market.

Movement of Realizable net value and obsolescence estimate is as follows:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Balance at the beginning of year	(1,254,312)	(1,873,003)
Inventories write-down estimate	(873,343)	(749,880)
Inventories recognised as an expense	682,837	1,363,912
Conversion effect	57	4,659
Total	(1,444,761)	(1,254,312)

As of June 30, 2013 and December 31, 2012, the Company does not have any inventory pledged as a guarantee againts financial obligations.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 18 Other non-financial assets

The Company maintained the following other non-financial assets:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Insurance paid	760,148	2,215,419
Advertising	5,325,264	4,917,892
Advances to suppliers	9,857,707	9,490,281
Guarantees paid	237,373	209,874
Consumables	508,311	415,341
Dividends receivable	33,732	13,806
Recoverable taxes	1,307,268	1,141,762
Cost of subsidiaries acquired (1)	11,772,317	20,019,207
Other	1,152,586	1,192,193
Total	30,954,706	39,615,775
Current	15,239,913	16,376,293
Non current	15,714,793	23,239,482
Total	30,954,706	39,615,775

(1) See Note 8.

Note 19 Investments accounted for by the equity method

Joint ventures

As of June 30, 2013 and December 31, 2012, the Company recorded investments qualifying as joint venture, in accordance with IFRS 11.

The share value of the investments in joint ventures is as follows:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Cervecería Austral S.A. (1)	4,747,540	4,701,516
Foods Compañía de Alimentos CCU S.A. (2)	12,556,985	12,624,875
Total	17,304,525	17,326,391

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

			As of June 30, 2013	As of December 31, 2012
			ThCh$	ThCh$
Cervecería Austral S.A.			1,894,770	1,894,770
Total			1,894,770	1,894,770
The results accrued in joint ventures are as follows:
	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	66,042	45,011	(4,422)	(30,041)
Foods Compañía de Alimentos CCU S.A.	(67,890)	(165,589)	27,024	(77,831)
Total	(1,848)	(120,578)	22,602	(107,872)
Changes in investments in joint ventures during such periods are as follows:
			As of June 30, 2013	As of December 31, 2012
			2013	2012
			ThCh$	ThCh$
Balance at the beginning of year			17,326,391	17,518,920
Participation in the joint ventures (loss)			(1,848)	(177,107)
Dividends received			(19,810)	(14,966)
Other changes			(208)	(456)
Total			17,304,525	17,326,391

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Following are the significant matters regarding the investments accounted by the equity method:

(1) Cervecería Austral S.A.

A closed stock company that operates a beer manufacturing facility in the southern end of Chile, being the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A.

A closed stock company devoted to the production and marketing of food products such as like cookies and other baked goods, caramels, candy and cereal, among others.

The summarized financial information of these companies as of June 30, 2013 and December 31, 2012, appears in detail in Note 7.

The Company does not have any contingent liabilities related to joint ventures and associates as of June 30, 2013.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 20  Intangible Assets (net)

The intangible assets movement during the year ended as of December 31, 2012 and for the six months ended as of June 30, 2013, was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2012
Historic cost	53,803,939	17,897,302	704,968	519,200	72,925,409
Accumulated amortization	-	(12,793,956)	-	(129,801)	(12,923,757)
Book Value	53,803,939	5,103,346	704,968	389,399	60,001,652

As of December 31, 2012
Additions	5,105	2,246,204	181,178	169,664	2,602,151
Additions by business combination	403,805	-	-	-	403,805
Foreign currency exchange differences	-	-	-	(26,252)	(26,252)
Amortization	-	(1,313,253)	-	(245,989)	(1,559,242)
Conversion effect	(2,636,012)	(116,135)	-	-	(2,752,147)
Book Value	51,576,837	5,920,162	886,146	286,822	58,669,967

As of January 1, 2013
Historic cost	51,576,837	19,994,522	886,146	649,620	73,107,125
Accumulated amortization	-	(14,074,360)	-	(362,798)	(14,437,158)
Book Value	51,576,837	5,920,162	886,146	286,822	58,669,967

As of June 30, 2013
Additions	-	944,342	-	-	944,342
Foreign currency exchange differences	-	-	-	1,042	1,042
Amortization	-	(774,572)	-	(127,419)	(901,991)
Conversion effect	(393,041)	(17,297)	-	(5,934)	(416,272)
Book Value	51,183,796	6,072,635	886,146	154,511	58,297,088

As of June 30, 2013
Historic cost	51,183,796	20,912,031	886,146	671,217	73,653,190
Accumulated amortization	-	(14,839,396)	-	(516,706)	(15,356,102)
Book Value	51,183,796	6,072,635	886,146	154,511	58,297,088

There are no restriction or any pledge against on intangible assets.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The detail of the Trademarks appears below:

Segment	Cash Generating Unit	As of June 30, 2013	As of December 31, 2012
	(CGU)	ThCh$	ThCh$

	Embotelladoras Chilenas Unidas S.A.	16,515,358	16,515,358
Chile	Compañía Pisquera de Chile S.A.	3,966,692	3,966,692
	Compañía Cerveceria Kunstmann S.A.	286,519	286,519
	Subtotal	20,768,569	20,768,569
Río de la Plata	CCU Argentina S.A. and subsidarias	10,666,584	11,059,196
	Subtotal	10,666,584	11,059,196
Wines	Viña San Pedro Tarapacá S.A.	19,748,643	19,749,072
	Subtotal	19,748,643	19,749,072

Total		51,183,796	51,576,837

Management has not identified any evidence of impairment of intangible assets. Respect to trademarks with indefinite useful life, used the same methodology which is designated in Note 21.

Note 21  Goodwill

The goodwill movements during the year ended as of December 31, 2012 and for the six months ended as of June 30, 2013, was as follows:

Goodwill
ThCh$

As of January 1, 2012
Historic cost	73.816.817

Book Value	73.816.817

As of December 31, 2012
Conversion effect	(3.761.448)

Book Value	70.055.369

As of December 31, 2012
Historic cost	70.055.369

Book Value	70.055.369

As of June 30, 2013
Additions by business combination	6.860.448
Conversion effect	(565.672)

Book Value	76.350.145

As of June 30, 2013
Historic cost	76.350.145

Book Value	76.350.145

There are no restrictions or pledges against on goodwill.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Segment	Cash Generating Unit	As of June 30, 2013	As of December 31, 2012
	(CGU)	ThCh$	ThCh$

Chile	Embotelladoras Chilenas Unidas S.A.	9,083,766	9,083,766
	Compañía Pisquera de Chile S.A.	12,664,795	12,664,795
	Subtotal	21,748,561	21,748,561
Río de la Plata	CCU Argentina S.A. and subsidiaries	15,340,870	15,906,542
	Marzurel S.A., Coralina S.A. and Milotur S.A.	6,860,448	-
	Subtotal	22,201,318	15,906,542
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
	Subtotal	32,400,266	32,400,266

Total		76,350,145	70,055,369

Goodwill assigned to the CGU is submitted to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by the Management for the same term. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The discount rates used range from a 9.5% to 13.1%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

The Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 22  Property, plant and equipment

The movement of Property, plant and equipment as of December 31, 2012 and for the six months ended as of June 30, 2013, is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2012
Historic cost	389,954,196	314,689,832	218,150,451	81,945,267	68,585,886	40,107,349	1,113,432,981
Accumulated depreciation	(104,217,805)	(207,366,274)	(153,567,302)	(62,294,696)	-	(29,037,794)	(556,483,871)
Book Value	285,736,391	107,323,558	64,583,149	19,650,571	68,585,886	11,069,555	556,949,110
As of December 31, 2012
Additions	-	-	-	-	121,137,075	-	121,137,075
Conversion effect historic cost	(5,810,365)	(7,712,101)	(5,090,326)	(2,008,854)	(270,283)	(313,338)	(21,205,267)
Transfers	49,887,286	30,216,194	21,083,821	10,471,882	(120,193,483)	8,534,300	-
Write off (cost)	(71,137)	(1,107,960)	(32,227,938)	(580,359)	-	(302,267)	(34,289,661)
Write off (depreciation)	48,956	945,234	31,727,772	111,977	-	281,107	33,115,046
Diversitures (cost)	(53,503)	(60,643)	(60,288,170)	(99,728)	-	(276,675)	(60,778,719)
Diversitures (depreciation)	41,226	78,566	60,297,753	356,927	-	195,404	60,969,876
Other movements	(64,038)	(160,944)	(198)	-	505,291	(8,449)	271,662
Depreciation	(11,261,939)	(15,940,607)	(14,186,201)	(4,797,347)	-	(4,862,452)	(51,048,546)
Conversion effect depreciation	627,942	3,083,294	1,921,757	1,318,908	-	256,184	7,208,085
Book Value	319,080,819	116,664,591	67,821,419	24,423,977	69,764,486	14,573,369	612,328,661
As of December 31, 2012
Historic cost	432,775,457	326,588,382	136,425,774	89,315,579	69,764,486	46,695,394	1,101,565,072
Accumulated depreciation	(113,694,638)	(209,923,791)	(68,604,355)	(64,891,602)	-	(32,122,025)	(489,236,411)
Book Value	319,080,819	116,664,591	67,821,419	24,423,977	69,764,486	14,573,369	612,328,661
As of June 30, 2013
Additions	-	-	-	-	48,435,899	-	48,435,899
Additions by business combination (cost)	6,279,929	1,061,102	9,513	46,588	-	128,509	7,525,641
Additions by business combination (depreciation)	(61,563)	(115,894)	-	(29,340)	-	(81,230)	(288,027)
Conversion effect historic cost	(937,768)	(1,343,410)	(1,126,385)	(417,131)	(307,023)	(48,477)	(4,180,194)
Transfers	20,572,620	20,052,115	13,738,426	4,916,831	(61,982,146)	2,702,154	-
Diversitures (cost)	-	(2,793,253)	(683,830)	(820,146)	-	(268,739)	(4,565,968)
Diversitures (depreciation)	-	2,784,263	620,611	818,476	-	178,997	4,402,347
Write off (cost)	(51,188)	(59,241)	(19,318)	-	-	(184,894)	(314,641)
Write off (depreciation)	41,723	56,494	19,312	-	-	184,480	302,009
Other movements	(409,818)	341,214	773,552	(29)	380,120	669,415	1,754,454
Depreciation	(5,836,951)	(8,110,369)	(9,137,399)	(2,997,316)	-	(2,658,609)	(28,740,644)
Conversion effect depreciation	117,765	600,093	414,547	256,224	-	42,832	1,431,461
Book Value	338,795,568	129,137,705	72,430,448	26,198,134	56,291,336	15,237,807	638,090,998
As of June 30, 2013
Historic cost	457,964,615	343,405,571	149,129,067	93,040,902	56,291,336	49,682,842	1,149,514,333
Accumulated depreciation	(119,169,047)	(214,267,866)	(76,698,619)	(66,842,768)	-	(34,445,035)	(511,423,335)
Book Value	338,795,568	129,137,705	72,430,448	26,198,134	56,291,336	15,237,807	638,090,998

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The balance of the land at the end of each period is as follows:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Land	161,496,158	159,540,967
Total	161,496,158	159,540,967

Capitalized interest as of June 30, 2013, amount to ThCh$ 373,441 (ThCh$ 109,533 at December 31, 2012).

Due to the nature of the Company’s businesses, the asset values do not consider an estimate for the cost of dismantling, withdrawal or rehabilitation.

The Company does not maintain pledges or restrictions over property, plant and equipment items, except for the land and building under finance lease.

Management has not seen any evidence of impairment of Property, plant and equipment in 2013.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the parent company and subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Land	2,352,243	2,334,256
Buildings	9,870,248	9,879,018
Machinery and equipment	911,258	938,508
Total	13,133,749	13,151,782

Note 27, letter b) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at Compañía Cervecera Kunstmann S.A. and CCU S.A.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 23  Investment Property

Changes in the movement of the investment property during the year ended of December 31, 2012 and for the six months ended as of June 30, 2013, are as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2012
Historic cost	7,059,899	713,568	7,773,467
Depreciation	-	(52,892)	(52,892)
Book Value	7,059,899	660,676	7,720,575
As of December 31, 2012
Additions	-	16,874	16,874
Divestitures	(417,977)	-	(417,977)
Depreciation	-	(41,546)	(41,546)
Conversion effect	(602,927)	(114,953)	(717,880)
Book Value	6,038,995	521,051	6,560,046
As of December 31, 2012
Historic cost	6,038,995	608,015	6,647,010
Accumulated depreciation	-	(86,964)	(86,964)
Book Value	6,038,995	521,051	6,560,046
As of June 30, 2013
Depreciation	-	(20,608)	(20,608)
Conversion effect (cost)	(90,672)	(27,574)	(118,246)
Conversion effect (depreciation)	-	11,071	11,071
Book Value	5,948,323	483,940	6,432,263
As of June 30, 2013
Historic cost	5,948,323	580,441	6,528,764
Accumulated depreciation	-	(96,501)	(96,501)
Book Value	5,948,323	483,940	6,432,263

Investment property includes nineteen lands properties situated in Chile, which are maintained for appreciation purposes, with three of them being leased and generating ThCh$ 2,058 revenue during the six months ended June 30, 3013 (ThCh$ 2,029 at June 30, 2012). Additionally, there are three lands in Argentina, which are leased and generated an income for ThCh$ 44,505 for the six months ended June 30, 2013 (ThCh$ 43,689 at June 30, 2012). In addition, the expenses associated with such investment properties amount to ThCh$ 75,012 for the six months ended June 30, 2013 (ThCh$ 70,721 at June 30, in 2012).

The values associated to the investment properties maintained by the Company are valued at market value for properties with the same characteristics.

Management has not seen any evidence of impairment of Investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 24  Assets of disposal group held for sale

During the last quarter of 2009, the Board of Tamarí S.A. (merged with Finca la Celia S.A. as of April 1, 2011) authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house. This decision is based primarily on the advantage of consolidating the operations of processing and packaging of wines from the Wine Group subsidiaries VSPT facilities in Finca La Celia, generating significant synergies for the Group.

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets, which expected to occur during 2013.

As described in Note 2.17, non-current assets held for sale have been recorded at the lower of book value and estimated sale value June 30, 2013.

At June 30, 2013 and December 31, 2012, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Land	98,076	101,686
Construction	180,467	187,110
Machinerys	119,150	123,536

Total	397,693	412,332

Note 25  Biological Assets

The Company, through its subsidiaries Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land.

The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of June 30, 2013, the Company maintained approximately 4,352, of which 3,685 hectares are for vines in production stage. Of the total hectares mentioned above, 3,381 correspond to own land and 304 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2013, the production plant vines yield approximately 54.1 million kilos of grapes (49.1 million kilos of grapes in 2012).

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

For production vines depreciation is carried out on a linear basis and it is based on the 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

The costs incurred for acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, the basis that management considers that it represents a reasonable approximation to fair value.

There is no evidence of impairment on the biological assets held by the Company.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The movement of biological assets during the year ended December 31, 2012 and for the six months ended as of June 30, 2013 is as follows:

Biological Assets	Under Production Vines	Training vines	Total
	ThCh$	ThCh$	ThCh$

As of January 1, 2012
Historic cost	27,199,489	2,527,420	29,726,909
Accumulated depreciation	(11,406,361)	-	(11,406,361)
Book Value	15,793,128	2,527,420	18,320,548

As of December 31, 2012
Additions	-	1,276,099	1,276,099
Historic cost conversion effects	(218,127)	262	(217,865)
Transfers	2,150,541	(2,150,541)	-
Divestitures (Cost)	(762,000)	-	(762,000)
Divestitures (Depreciation)	505,134	-	505,134
Depreciation	(1,100,077)	-	(1,100,077)
Depreciation conversion effect	83,374	-	83,374
Book Value	16,451,973	1,653,240	18,105,213

As of December 31, 2012
Historic cost	28,369,903	1,653,240	30,023,143
Accumulated depreciation	(11,917,930)	-	(11,917,930)

Book Value	16,451,973	1,653,240	18,105,213

As of June 30, 2013
Additions	-	270,777	270,777
Historic cost conversion effect	(14,660)	-	(14,660)
Depreciation	(572,467)	-	(572,467)
Depreciation conversion effect	13,943	-	13,943
Book Value	15,878,789	1,924,017	17,802,806

As of June 30, 2013
Historic cost	28,355,243	1,924,017	30,279,260
Accumulated depreciation	(12,476,454)	-	(12,476,454)
Book Value	15,878,789	1,924,017	17,802,806

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 26  Income taxes and deferred taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$

Refundable tax previous year	708,913	695,685
Taxes under claim	5,007,468	6,766,969
Argentine tax credit	2,197,525	2,461,371
Monthly provisions	7,818,406	7,492,831
Payment of absorbed profit provision	-	33,037
Other credits	351,254	1,837,937

Total	16,083,566	19,287,830
Taxes accounts payable The detail of taxes payable taxes is as follows:
	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$

Chilean income taxes	8,947,112	3,580,692
Monthly provisional payments	-	2,909,521
Chilean unique taxes	25,493	65,343
Estimated Argentine minimum gain subsidiaries taxes	431,428	495,328
Other	2,844	45,838

Total	9,406,877	7,096,722

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Tax expense

The detail of the income tax and deferred tax expense for the six and the three months ended June 30, 2013 and 2012, is as follows:

	For the six months eded June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$

Income as per deferred tax related to the origin and reversal of temporary differences	(3,221,129)	(1,539,074)	(2,149,107)	(2,431,404)
Prior year adjustments (2)	7,140,232	(677,397)	7,167,633	(677,397)
Effect of change in tax rates (1)	-	(973,679)	-	(388,642)
Tax benefits (loss)	820,677	2,672,579	(229,541)	1,323,293

Total deferred tax expense	4,739,780	(517,571)	4,788,985	(2,174,150)

Current tax expense	(14,012,266)	(13,111,167)	(2,617,012)	(2,357,821)
Prior period adjustments (2)	(4,450,938)	(197,298)	(4,447,593)	27,702

(Loss) Income from income tax	(13,723,424)	(13,826,036)	(2,275,620)	(4,504,269)

(1) At June 30, 2012, the charge amount recorded for ThCh$ 973,679 is related to a change in tax rate, based on a modified tax law in Chile. This change in tax rate at the beginning was temporary, and raises the rate from 17% to 20% for the year 2011 and 18.5% for the year 2012, returning to 17% in 2013. Subsequently, on September 27, 2012, published the Law N° 20,630, so-called Tax Reform, which changes the tax rate, of a permanent nature of 20% for First Category Tax, from the commercial fiscal year 2012.

(2) Mainly related to a one-time effect caused by a deferred tax provision reversal related to deposits for returns of bottles and containers provision.

The deferred taxes related to items charged or credited directly to Interim Consolidated Statement of Comprehensive Income are as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$

Net income from cash flow hedge	(54,862)	27,750	(47,720)	(67,462)
Actuarial gains and losses deriving from defined benefit plans	14,882	-	9,097	-

Charge to equity	(39,980)	27,750	(38,623)	(67,462)

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Effective Rate

The Company’s income tax expense as of June 30, 2013 and 2012, represents 18.8% and 20.1%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the six months ended June 30,				For the three months ended June 30,
	2013		2012		2013		2012
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	73,002,737		68,871,932		19,452,850		17,467,175
Income tax using the statutory rate	(14,600,547)	20.0	(12,741,307)	18.5	(3,890,570)	20.0	(3,231,427)	18.5
Adjustments to reach the effective rate
Income not taxable (non-deductible expenses) net	(2,203,171)	3.0	1,808,988	(2.6)	(2,441,711)	12.6	(752,135)	4.3
Effect of change in tax rate	-	0.0	(973,679)	1.4	-	0.0	(388,642)	2.2
Effect of tax rates in Argentina and Uruguay	390,999	(0.5)	(1,045,343)	1.5	1,336,621	(6.9)	517,630	(3.0)
Prior year adjustments	2,689,295	(3.7)	(874,695)	1.3	2,720,040	(14.0)	(649,695)	3.7
Income tax, as reported	(13,723,424)	18.8	(13,826,036)	20.1	(2,275,620)	11.7	(4,504,269)	25.7

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	1,142,144	1,193,280
Employee benefits and other non taxable expenses	4,281,363	3,888,543
Inventory impairment provision	260,460	242,161
Severance indemnity	2,939,626	2,682,314
Inventory valuation	1,998,546	1,808,015
Derivative agreements	-	148,039
Amortization of intangibles	1,049,281	1,223,554
Other assets	5,643,268	4,671,004
Tax loss carryforwards	8,299,868	7,938,009
Total assets from deferred taxes	25,614,556	23,794,919
Deferred taxes liabilities
Fixed assets depreciation	32,614,576	32,834,507
Deposit for bottles and containers	879,020	4,486,052
Capitalized software expense	1,042,958	1,010,358
Agricultural operation expense	3,555,369	2,992,253
Derivative agreements	165,212	34,954
Manufacturing indirect activation costs	2,717,238	2,768,651
Intangibles	4,875,285	4,794,841
Land	25,719,958	25,004,586
Other liabilities	464,437	569,739
Total liabilities from deferred taxes	72,034,053	74,495,941
Total	(46,419,497)	(50,701,022)

No deferred taxes have been recorded for the temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the Translation Adjustments or investments in Joint Ventures.

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Analisys of the deferred tax movement during the year	Deferred Taxes
ThCh$
As of January 1, 2012	(41,111,913)
Deferred taxes from tax loss carryforwards absortion	(11,261,415)
Conversion effect	1,447,799
Deferred taxes against equity	189,525
Other deferred movements taxes	34,982
Charge	(9,589,109)
As of December 31, 2012	(50,701,022)
As of June 30, 2013
Deferred taxes from business combinations	(647,093)
Charge to income tax deferred	4,739,780
Conversion effect	199,941
Deferred taxes against equity	(39,980)
Other deferred movements taxes	28,877
Charge	4,281,525
As of June 30, 2013	(46,419,497)

Note 27 Other financial liabilities

Debts and financial liabilities classified based on the type of obligation and their classification in the interim consolidated balance sheet is as follows:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Bank borrowings (*)	95,543,145	81,963,852
Bonds payable (*)	151,451,779	152,835,990
Financial leases obligations (*)	16,294,429	16,479,152
Deposits for return of bottles and containers	10,472,614	11,861,158
Derivatives (**)	505,224	495,012
Liability coverage (**)	579,175	361,838
Total	274,846,366	263,997,002
Current	129,219,446	54,874,267
Non current	145,626,920	209,122,735
Total	274,846,366	263,997,002

 (*)  See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The maturities and interest rates of such obligations are as follows:

As of June 30, 2013:

							Undiscounting amounts according to maturity							Interest Rate
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Santader RIO	ARGENTINA	USD	460,427	-	-	-	-	460,427	At maturity	3.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Santader RIO	ARGENTINA	USD	102,381	-	-	-	-	102,381	At maturity	3.75
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Supervielle	ARGENTINA	USD	-	127,181	-	-	-	127,181	At maturity	3.75
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Supervielle	ARGENTINA	USD	-	25,431	-	-	-	25,431	At maturity	3.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Supervielle	ARGENTINA	USD	-	101,745	-	-	-	101,745	At maturity	3.75
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	8,358	-	-	-	-	8,358	Semiannual	6.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	-	801,861	-	-	-	801,861	At maturity	19.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	124,327	-	-	-	-	124,327	At maturity	19.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	-	174,128	-	-	-	174,128	At maturity	20.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	-	75,302	-	-	-	75,302	At maturity	20.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	44,258	-	-	-	-	44,258	At maturity	18.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	44,258	-	-	-	-	44,258	At maturity	18.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	44,258	-	-	-	-	44,258	At maturity	18.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	44,258	-	-	-	-	44,258	At maturity	18.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	44,258	-	-	-	-	44,258	At maturity	18.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	44,258	-	-	-	-	44,258	At maturity	18.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	44,258	-	-	-	-	44,258	At maturity	18.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	44,258	-	-	-	-	44,258	At maturity	18.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	-	43,667	-	-	-	43,667	At maturity	18.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	-	43,667	-	-	-	43,667	At maturity	18.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	-	43,667	-	-	-	43,667	At maturity	18.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Industrial	ARGENTINA	$ARG	139,633	-	-	-	-	139,633	At maturity	19.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	BBVA	ARGENTINA	$ARG	569,274	-	-	-	-	569,274	At maturity	7.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	-	3,309	-	-	3,309	Semiannual	6.00
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (1)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	20,781	-	-	2,249,812	-	2,270,593	At maturity	1.96
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (2)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	48,051	-	-	5,071,600	-	5,119,651	At maturity	1.96
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	USD	-	4,058,569	-	-	-	4,058,569	At maturity	0.88
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	EUR	-	4,092,674	-	-	-	4,092,674	At maturity	0.75
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (2)	CHILE	97.018.000-1	Scotiabank	CHILE	USD	1,220	-	4,057,280	-	-	4,058,500	At maturity	1.20
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	-	505,357	-	-	-	505,357	At maturity	5.84
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	-	606,428	-	-	-	606,428	At maturity	5.84
0-E	COMPAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	0-E	Citi	ARGENTINA	$ARG	-	7,385,389	-	-	-	7,385,389	At maturity	21.60
0-E	COMPAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	0-E	Hipotecario	ARGENTINA	$ARG	-	1,903,555	-	-	-	1,903,555	At maturity	22.00
0-E	COMPAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	0-E	BBVA	ARGENTINA	$ARG	165,228	-	-	-	-	165,228	At maturity	17.00
0-E	COMPAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	0-E	HSBC	ARGENTINA	$ARG	7,374	-	-	-	-	7,374	At maturity	16.00
0-E	COMPAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	0-E	Macro	ARGENTINA	$ARG	3,373,802	-	-	-	-	3,373,802	At maturity	15.50
0-E	COMPAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	0-E	BBVA	ARGENTINA	$ARG	-	5,791,467	11,765,961	-	-	17,557,428	At maturity	15.00
0-E	COMPAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	0-E	BNA	ARGENTINA	$ARG	-	1,207,447	3,917,747	3,917,747	3,917,747	12,960,688	At maturity	15.00
99.586.280-8	COMPAÑÍA PISQUERA DE CHILE S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	439,891	-	-	15,907,629	-	16,347,520	At maturity	6.86
0-E	SIDRA LA VICTORIA S.A.	ARGENTINA	0-E	BBVA	ARGENTINA	$ARG	26,190	-	-	-	-	26,190	At maturity	18.00
0-E	SIDRA LA VICTORIA S.A.	ARGENTINA	0-E	CITI	ARGENTINA	$ARG	159,183	-	-	-	-	159,183	At maturity	16.50
0-E	SIDRA LA VICTORIA S.A.	ARGENTINA	0-E	MACRO	ARGENTINA	$ARG	751,853	-	-	-	-	751,853	At maturity	18.00
0-E	SIDRA LA VICTORIA S.A.	ARGENTINA	0-E	HSBC	ARGENTINA	$ARG	472,946	-	-	-	-	472,946	At maturity	17.50
0-E	SIDRA LA VICTORIA S.A.	ARGENTINA	0-E	Hipotecario	ARGENTINA	$ARG	-	467,804	-	-	-	467,804	At maturity	22.00
0-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	0-E	HSBC	ARGENTINA	$ARG	20,902	-	-	-	-	20,902	At maturity	17.00
0-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	0-E	HSBC	ARGENTINA	$ARG	-	-	13,743	-	-	13,743	At maturity	20.00
0-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	0-E	Hipotecario	ARGENTINA	$ARG	-	1,405,995	-	-	-	1,405,995	At maturity	22.00
0-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	0-E	CITI	ARGENTINA	$ARG	1,628,223	-	-	-	-	1,628,223	At maturity	16.50
0-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	0-E	HSBC	ARGENTINA	$ARG	1,891,668	-	-	-	-	1,891,668	At maturity	15.00
0-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	0-E	BBVA	ARGENTINA	$ARG	136,040	-	-	-	-	136,040	At maturity	18.00
0-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	0-E	MACRO	ARGENTINA	$ARG	1,418,767	-	-	-	-	1,418,767	At maturity	18.00
0-E	M ILOTUR S.A.	URUGUAY	0-E	Nuevo Banco Comercial	URUGUAY	USD	5,798	7,880	-	-	-	13,678	Monthly	6.75
0-E	M ILOTUR S.A.	URUGUAY	0-E	Nuevo Banco Comercial	URUGUAY	USD	5,798	7,880	-	-	-	13,678	Monthly	6.75
0-E	M ILOTUR S.A.	URUGUAY	0-E	Nuevo Banco Comercial	URUGUAY	USD	9,033	6,106	-	-	-	15,139	Monthly	7.00
0-E	M ILOTUR S.A.	URUGUAY	0-E	Nuevo Banco Comercial	URUGUAY	USD	3,378	4,589	-	-	-	7,967	Monthly	6.75
0-E	M ILOTUR S.A.	URUGUAY	0-E	Nuevo Banco Comercial	URUGUAY	USD	4,403	7,495	1,523	-	-	13,421	Monthly	6.50
0-E	M ILOTUR S.A.	URUGUAY	0-E	Nuevo Banco Comercial	URUGUAY	USD	13,539	9,118	-	-	-	22,657	Monthly	5.00
0-E	M ILOTUR S.A.	URUGUAY	0-E	Nuevo Banco Comercial	URUGUAY	USD	15,891	26,962	206,557	-	-	249,410	Monthly	5.50
0-E	M ILOTUR S.A.	URUGUAY	0-E	Nuevo Banco Comercial	URUGUAY	USD	1,001,640	-	-	-	-	1,001,640	At maturity	4.50
0-E	M ILOTUR S.A.	URUGUAY	0-E	Nuevo Banco Comercial	URUGUAY	USD	25,041	-	-	-	-	25,041	At maturity	4.50
0-E	M ILOTUR S.A.	URUGUAY	0-E	Citi Bank Uruguay	URUGUAY	USD	458,250	-	-	-	-	458,250	At maturity	4.50
0-E	M ILOTUR S.A.	URUGUAY	0-E	Santander	URUGUAY	USD	500,820	-	-	-	-	500,820	At maturity	4.50
0-E	M ILOTUR S.A.	URUGUAY	0-E	Citi Bank Uruguay	URUGUAY	UYU	513,511	-	-	-	-	513,511	At maturity	10.00
0-E	M ILOTUR S.A.	URUGUAY	0-E	Nuevo Banco Comercial	URUGUAY	UYU	135,966	-	-	-	-	135,966	At maturity	11.50
0-E	M ILOTUR S.A.	URUGUAY	0-E	Nuevo Banco Comercial	URUGUAY	UYU	567,475	-	-	-	-	567,475	At maturity	13.44
Subtotal							15,581,126	28,931,364	19,966,120	27,146,788	3,917,747	95,543,145

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

						Undiscounting amounts according to maturity							Interest Rate
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005 BONO SERIE A	CHILE	UF	605,858	419,385	1,692,125	1,695,844	6,140,529	10,553,741	Semiannual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004 BONO SERIE E	CHILE	UF	-	2,260,615	4,374,255	4,408,264	14,792,244	25,835,378	Semiannual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009 BONO SERIE H	CHILE	UF	541,352	-	-	-	45,474,217	46,015,569	Semiannual	4.25
90.413.000-1	CCU S.A. (2)	CHILE	572 23/03/2009 BONO SERIE I	CHILE	UF	559,128	68,487,963	-	-	-	69,047,091	At maturity	3.00
Sub-total						1,706,338	71,167,963	6,066,380	6,104,108	66,406,990	151,451,779

							Undiscounting amounts according to maturity							Interest Rate
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
90.413.000-1	CCU S.A.	CHILE	99.012.000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	19,201	59,611	121,209	98,025	15,055.280	15,353.326	Monthly	7.07
96.981.310-6	COM PAÑÍA CERVECERA KUNSTM ANN S.A.	CHILE	97.004.000-5	Banco de Chile	CHILE	UF	24,731	93,857	237,640	22,496	-	378,724	Monthly	5.80
96.981.310-6	COM PAÑÍA CERVECERA KUNSTM ANN S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	UF	19,022	58,289	164,800	179,368	39,319	460,798	Monthly	4.33
96.981.310-6	COM PAÑÍA CERVECERA KUNSTM ANN S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	24,882	42,476	0	0	0	67,358	Monthly	7.20
76.077.848-6	CERVECERA BELGA DE LA PATAGONIA S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	1,109	3,435	9,989	11,319	8,371	34,223	Monthly	6.27
Subtotal							88,945	257,668	533,638	311,208	15,102,970	16,294,429
Total							17,376,409	100,356,995	26,566,138	33,562,104	85,427,707	263,289,353

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Interest Rate Swap (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

As of December 31, 2012:

							Undiscounting amounts according to maturity							Interest Rate
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	-	579,621	-	-	-	579,621	At maturity	7.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	122,591	-	-	-	122,591	At maturity	7.25
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	122,597	-	-	-	-	122,597	At maturity	6.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	122,597	-	-	-	-	122,597	At maturity	6.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	97,383	-	-	-	-	97,383	At maturity	5.75
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	119,990	-	-	-	119,990	At maturity	7.75
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	5,713	-	-	-	5,713	Semiannual	6.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	229,645	-	-	-	-	229,645	At maturity	17.75
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	233,071	-	-	-	-	233,071	At maturity	18.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	232,938	-	-	-	-	232,938	At maturity	18.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	232,736	-	-	-	-	232,736	At maturity	18.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	46,092	-	-	-	-	46,092	At maturity	15.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,458	-	-	-	-	45,458	At maturity	15.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	46,302	-	-	-	-	46,302	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,994	-	-	-	-	45,994	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,598	-	-	-	-	45,598	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,500	-	-	-	-	45,500	At maturity	16.50
	FINCA LA CELIA S.A.			Banco San Juan
O-E		ARGENTINA	O-E		ARGENTINA	$ARG	45,744	-	-	-	-	45,744	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,376	-	-	-	-	45,376	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,376	-	-	-	-	45,376	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,583	-	-	-	-	45,583	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Industrial	ARGENTINA	$ARG	-	131,535	-	-	-	131,535	At maturity	22.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco BBVA	ARGENTINA	$ARG	303,385	-	-	-	-	303,385	At maturity	7.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	-	9,149	-	-	9,149	Semiannual	6.00
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (1)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	22,453	-	-	2,129,151	-	2,151,604	At maturity	2.19
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (2)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	51,245	-	-	4,799,600	-	4,850,845	At maturity	2.20
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (1)	CHILE	97.018.000-1	Scotiabank	CHILE	USD	-	1,871,695	-	-	-	1,871,695	At maturity	1.47
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.018.000-1	Scotiabank	CHILE	USD	-	5,282,264	-	-	-	5,282,264	At maturity	1.42
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	3,004,800	-	-	-	-	3,004,800	At maturity	5.76
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	1,001,600	-	-	-	-	1,001,600	At maturity	5.76
O-E	COM PAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	2,216,090	-	-	-	-	2,216,090	At maturity	14.00
O-E	COM PAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	O-E	Banco Itau	ARGENTINA	$ARG	689,925	-	-	-	-	689,925	At maturity	17.50
O-E	COM PAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	2,184,829	-	-	-	-	2,184,829	At maturity	15.00
O-E	COM PAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	O-E	Banco Hipotecario	ARGENTINA	$ARG	1,946,559	-	-	-	-	1,946,559	At maturity	15.00
O-E	COM PAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	$ARG	4,090	-	-	-	-	4,090	At maturity	15.00
O-E	COM PAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	O-E	Banco BBVA	ARGENTINA	$ARG	6,591,095	-	-	-	-	6,591,095	At maturity	16.50
O-E	COM PAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	2,455,725	-	-	-	-	2,455,725	At maturity	16.50
O-E	COM PAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	O-E	Banco BBVA	ARGENTINA	$ARG	-	1,977,222	16,265,419	-	-	18,242,641	At maturity	15.00
O-E	COM PAÑÍA INDUSTRIAL CERVECERA S.A.	ARGENTINA	O-E	Banco BNA	ARGENTINA	$ARG	-	131,186	1,772,491	1,772,491	1,772,491	5,448,659	At maturity	15.00
96.981.310-6	COM PAÑÍA CERVECERA KUNSTM AN S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	-	523,750	-	-	-	523,750	At maturity	5.70
99.586.280-8	COM PAÑÍA PISQUERA DE CHILE S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	450,064	-	-	15,892,549	-	16,342,613	At maturity	6.86
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	11,934	-	-	-	11,934	At maturity	17.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	383,116	-	-	-	-	383,116	At maturity	14.25
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Hipotecario	ARGENTINA	$ARG	484,291	-	-	-	-	484,291	At maturity	15.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	1,009	-	-	-	-	1,009	At maturity	15.50
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco BBVA	ARGENTINA	$ARG	30,635	-	-	-	-	30,635	At maturity	16.00
O-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	36,429	-	-	-	36,429	At maturity	17.00
O-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	-	23,773	-	-	23,773	At maturity	20.00
O-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	973,347	-	-	-	-	973,347	At maturity	14.25
O-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	751,970	-	-	-	-	751,970	At maturity	16.75
O-E	SAENZ BRIONES & CIA S.A.C.I	ARGENTINA	O-E	Banco Hipotecario	ARGENTINA	$ARG	1,458,590	-	-	-	-	1,458,590	At maturity	15.00
Subtotal							26,732,808	10,793,930	18,070,832	24,593,791	1,772,491	81,963,852

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

						Undiscounting amounts according to maturity							Interest Rate
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005 BONO SERIE A	CHILE	UF	613,108	418,853	1,690,358	1,694,003	6,561,431	10,977,753	Semiannual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004 BONO SERIE E	CHILE	UF	-	2,262,859	6,648,016	4,397,177	13,605,302	26,913,354	Semiannual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009 BONO SERIE H	CHILE	UF	550,695	-	-	-	45,441,625	45,992,320	Semiannual	4.25
90.413.000-1	CCU S.A.	CHILE	572 23/03/2009 BONO SERIE I	CHILE	UF	569,210	-	68,383,353	-	-	68,952,563	At maturity	3.00
Total						1,733,013	2,681,712	76,721,727	6,091,180	65,608,358	152,835,990

							Undiscounting amounts according to maturity							Interest Rate
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
90.413.000-1	CCU S.A.	CHILE	99.012.000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	18,547	57,578	138,734	94,682	15,073,188	15,382,729	Monthly	7.07
96.981.310-6	COM PAÑÍA CERVECERA KUNSTM ANN S.A.	CHILE	97.004.000-5	Banco de Chile	CHILE	UF	32,231	82,580	252,851	70,231	-	437,893	Monthly	5.80
96.981.310-6	COM PAÑÍA CERVECERA KUNSTM ANN S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	23,991	74,613	17,134	-	-	115,738	Monthly	7.20
96.981.310-6	COM PAÑÍA CERVECERA KUNSTM ANN S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	UF	18,613	57,038	161,263	175,518	85,551	497,983	Monthly	4.33
76.077.848-6	CERVECERA BELGA DE LA PATAGONIA S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	1,639	4,918	13,115	13,115	12,022	44,809	Monthly	6.27
Subtotal							95,021	276,727	583,097	353,546	15,170,761	16,479,152
Total							28,560,842	13,752,369	95,375,656	31,038,517	82,551,610	251,278,994

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 6.

The effective rates of bond obligations are as follows:

Bonds Serie	A	3.96%
Bonds Serie	E	4.52%
Bonds Serie	H	4.26%
Bonds Serie	I	3.18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of June 30, 2013		As of December 31, 2012
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	7,197,435	11,448,744	1,164,778	14,156,408
Chilean Pesos	17,459,306	-	20,872,764	-
Argentine Pesos	54,128,034	-	45,769,902	-
Unidades de Fomento	167,746,208	-	169,315,142	-
Euros	4,092,674	-	-	-
Uruguayan Pesos	1,216,952	-	-	-
Total	251,840,609	11,448,744	237,122,586	14,156,408

The terms and conditions of the main interest accruing obligations as of June 30, 2013, were as follows:

a)   Bank Borrowings

BBVA New York – Bank Loans

On November 23, 2007, the Company obtained, through its Cayman Islands agency, a bank loan from the Cayman Islands branch of BBVA bank, for a total 70 million US Dollars at a 5 year term, maturiting on November 23, 2012. Subsequently, BBVA ceded that contract to the Banco del Estado de Chile, according to letter dated August 28, 2012 and notified to the Agency of the Company in Cayman Islands, dated October 1, 2012. On November 23, 2012, this loan was payed.

Raboinvestment Chile S.A. (Raboinvestment) – Bank Loans

On August 12, 2010, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) renegotiated a syndicated loan with banks BCI, BBVA and Raboinvestment Chile S.A. (Raboinvestment) where BCI and BBVA ceded and transferred their respective shares of the credit to Raboinvestment. On the same date CPCh and Raboinvestment signed an agreement acknowledging the debt and rescheduling of the total outstanding debt, for the capital of that syndicated loan for an amount of ThCh$ 9,961,114, which was payed in a single quota, maturity on August 12, 2012.

This loan accrued interest at an annual fixed rate of 5.75%. The Company amortizes interests semi-annually and were paid on August 12 and February 12, of each year.

Banco Estado – Bank Loans

On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco Estado for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

(a)

Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

(b)	Maintain a debt ratio of no more than 2.5, measured as Total liabilities divided by Equity.

(c)	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

As of June 30, 2013, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de Chile – Bank Loans

a.	On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,100, maturing on July 11, 2012.

This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

This debt was changed to Euros and a fixed interest rate through a currency and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company’s hedge strategies see Note 6.

On July 11, 2012, this loan was paid.

b.	On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,100, maturing on July 11, 2016.

This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company’s hedge strategies see Note 6.

c.	On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 10,000,000, maturing on July 7, 2016.

This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 6.

The aforementioned loans oblige the Company to comply with the same covenants as the Series A Bond as indicated in letter c) obligations with the public in this Note.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Banco Estado – Bank Loans

a.	On July 18, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of US$ 11,000,000, maturing on July 18, 2012.

This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest semi-annually and capital amortization consists of a single payment at the end of the established term.

This loan required to comply with the same covenants as the Series A Bond as indicated in letter c) obligations with the public in this Note.

On July 18, 2012, this loan was paid.

b.	On April 23, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 3,000,000, maturing on July 19, 2012.

On July 19, 2012 the previous loan was renewed for a period of 71 days, maturing on September 28, 2012. Subsequently, on the same time this loan was renewed for a period of 84 days, maturing on December 21, 2012. On December 21, 2012, this loan was renewed for 60 days, maturating on February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

This loan accrued interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

On May 24, 2013, this loan was paid.

c.

On July 19, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,000,000, maturing on September 28, 2012. Subsequently this loan was renewed for a period of 84 days, maturing on December 21, 2012. It was renewed for 60 days, maturing in February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

This loan accrued a fixed interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

On May 24, 2013, this loan was paid.

d.

On April 25, 2012, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 500,000, maturing on April 25, 2013. Subsequently this loan was renewed for one year, maturing on April 25, 2014.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

e.	On April 25, 2013, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 600,000, maturing on April 25, 2014.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Banco Scotiabank – Bank Loans

a.	On June 22, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 3,897,940, maturing on June 20, 2013.

This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest quarterly and capital amortization consists of a single payment at the end of the established term.

This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 6.

On June 20, 2013, this loan was paid.

b.	On June 21, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 11,000,000, maturing on June 21, 2013.

This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On June 21, 2013, this loan was paid.

c.	On June 21, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 8,000,000, maturing on June 22, 2015.

This loan accrues interest at a compound floating rate Libor plus 90 days plus a fixed margin. The subsidiary amortizes interest quarterly and capital amortization consists of a single payment at the end of the established term.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 6.

Banco Santander Chile – Bank Loans

a.	On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of US$ 8,000,000, maturing on June 17, 2014.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

b.	On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of 6,200,000 Euros, maturing on June 17, 2014.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

BBVA Banco Francés S.A.; HSBC Bank Argentina S.A.; Banco de Galicia y Buenos Aires S.A.; La Sucursal de Citibank NA established in Argentinian Republic; Banco de La Provincia de Buenos Aires – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On October 5, 2012, the subsidiary CICSA signed a syndicated bank loan for a total of 187.5 million Argentine Pesos, maturating on October 5, 2015.

The proportional participation of banks lenders is as follows:

a)	BBVA Bank French S.A., with 55 million Argentine Pesos of pro rata participation.

b)	Banco de la Provincia de Buenos Aires, with 54 million Argentine Pesos.

c)	HSBC Bank Argentina S.A., with 43.5 million Argentine Pesos of pro rata participation.

d)	Banco de Galicia y Buenos Aires S.A., with 20 million Argentine Pesos of pro rata participation.

e)	Citibank NA established in Argentinian Republic, with 15 million Argentine Pesos of pro rata participation.

This loan accrues interest at an annual rate of 15.01% whose payment is made monthly. The subsidiary amortizes capital in 9 consecutive and equal quarterly quotes, once the grace period of 12 months from the date of disbursement.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)

Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA[1]. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b)

Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)

Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Argentinian Republic.

d)	Maintain at the end of each quarter a minimum Equity of 600 million of Argentine Pesos.

As of June 30, 2013, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On December 28, 2012, CICSA signed a bank loan for a total of 140 million of Argentine pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million Argentine pesos and the second on June 28, 2013, for a total of 84 million of Argentine pesos.

This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Argentina Republic, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this.

The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

1 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

b) Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market. For Chilean GAAP purposes, in 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,260,851 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

Compañía Cervecera Kunstmann S.A.

The lease agreements are as follows:

Type	Institution	Contract Date	Amount (UF)	Number of quotas	Anual Interest	Purchase option (UF)
Production plant	Banco Chile	04-19-2005	20,489	168	8.30%	302
Land Lote 2 C	Banco Chile	06-26-2007	7,716	121	5.80%	85
Land Lote 2 D	Banco Chile	03-25-2008	15,000	97	4.30%	183
Inspector level of filling, capping, pasteurization and packaging line	Banco Santander- Chile	01-12-2009	14,077	61	7.16%	276
Rinser-Filler-Capping Machine	Banco Santander- Chile	02-03-2009	5,203	61	7.34%	102
Land Lote 13F1	Banco Santander- Chile	12-01-2009	2,116	119	6.27%	26

The following is a detail of future payments and the current value of the financial lease obligations as of June 30, 2013:

	As of June 30, 2013
Lease Minimum Future Payments	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one years	1,439,371	1,092,758	346,613
Between one and five year	5,061,668	4,216,822	844,846
Over five years	28,503,656	13,400,686	15,102,970
Total	35,004,695	18,710,266	16,294,429

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

c)    Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF 1,500,000 at a 20-years term maturiting on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$ 227,378. This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of such bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35739-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of this subsidiary is to comply with certain financial ratios that will be calculated only on the Interim Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)

Control over subsidiaries representing at least 30% of the consolidated Adjusted EBITDA of the issuer. Adjusted EBITDA. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

(b)	Not to enter into investments in instruments issued by related parties different from its subsidiaries.

(c)	Neither sells nor transfers essential assets that jeopardize the continuance of its current purpose.

(d)

Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.2, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy contained in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liabilities and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy contained in the Statement of Changes in Equity.

(e)

Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

(f)

Maintain at the end of each quarter a minimum equity of ThCh$ 83,337,800, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

On July 21, 2011 the subsidiary made a partial prepayment for 750 Series A Bonds (of the 1,500 issued) equivalent to UF 513,750, according to Section Twelve of Clause Four for the Issue Contract Bond issued by public deed dated April 28, 2005. Additionally, the subsidiary recognized in the Consolidated Income Statement of that date an expenditure of ThCh$ 103,735, for expenses associated with the issuance of this debt.

As of June 30, 2013 and December 31, 2012, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 maturiting on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie E, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Interim Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)

Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

(b)

Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

(c)

Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

(d)

Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)

To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

(f)

To maintain, either directly or through a subsidiary, ownership of the trademark “CRISTAL”, denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(g)	Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

(h)	Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

As of June 30, 2013 and December 31, 2012, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Series H and I Bonds – CCU S.A.

On March 23, 2009, the Company recorded in the Securities Record the issue of bonds Series H and I for a combined total of UF 5 million, with 10 and 30 years terms, respectively. Emissions of both series were placed in the local market on April 2, 2009. The issuance of the Bond I was UF 3 million with maturity on March 15, 2014, with a discount amounting to ThCh$ 413,181, and accrues interest at an annual fixed rate of 3.0%, with amortize interest semi-annually and excluding the capital (bullet). The issuance of the Bond H was UF 2 million with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010 and 36447-2010, were amended Issue Contract Series H and I, respectively, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Interim Consolidated Financial Statements and other specific requirements:

(a)

Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(b)

Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

(c)

Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

(d)

Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)

To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

(f)

Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year, except in the cases and under the terms of the contract.

(g)

To maintain, either directly or through a subsidiary, ownership of the trademark “CRISTAL”, denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(h)	Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

The inflation related to interest rate risk to which the Company is exposed as result of the Serie I Bond is mitigated by the use of cross interest rate swap agreements (fixed interest rate). For details of the Company`s hedge strategies see Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

As of June 30, 2013 and December 31, 2012, the Company was in compliance with the financial covenants required for this public issue.

Note 28 Accounts payable – trade and other payables

As of June 30, 2013 and December 31, 2012, the total Accounts payable-trade and other payables are as follows:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Suppliers	102,883,596	135,588,879
Notes payable	3,231,882	1,156,777
Withholdings payable	14,543,909	29,371,722
Total	120,659,387	166,117,378
Current	119,850,019	165,392,448
Non-current	809,368	724,930
Total	120,659,387	166,117,378

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 29 Provisions

As of June 30, 2013 and December 31, 2012, the total provisions recorded in the consolidated statement of financial position are as follows:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Litigation	1,239,311	984,466
Others	1,971,701	910,663
Total	3,211,012	1,895,129
Current	587,440	401,849
Non-current	2,623,572	1,493,280
Total	3,211,012	1,895,129

The following was the change in provisions during the year ended December 31, 2012 and for the six months ended as of June 30, 2013:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2012	1,624,479	1,459,960	3,084,439
As of December 31, 2012
Incorporated	1,064,601	125,568	1,190,169
Used	(1,076,435)	(100,567)	(1,177,002)
Released	(418,035)	(295,461)	(713,496)
Conversion effect	(210,144)	(278,837)	(488,981)
As of December 31, 2012	984,466	910,663	1,895,129
As of June 30, 2013
Additions resulting from acquisitions through business	149,365	1,076,389	1,225,754
Incorporated	237,183	-	237,183
Used	(97,697)	(1,995)	(99,692)
Conversion effect	(34,006)	(13,356)	(47,362)
As of June 30, 2013	1,239,311	1,971,701	3,211,012
The maturities of provisions at June 30, 2013, were as follows:
	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	587,440	-	587,440
Between two and five years	529,965	1,946,701	2,476,666
Over five years	121,906	25,000	146,906
Total	1,239,311	1,971,701	3,211,012

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Litigation

The detail of significant litigation proceedings to which the Company is exposed at a consolidated level is described in Note 35.

Management believes based on the development of such proceedings to date, the provisions established on a case by basis are adequate to cover the eventual adverse effects that could arise from these proceedings.

Note 30 Other non-financial liabilities

As of June 30, 2013 and December 31, 2012, the total Other non-financial liabilities are as follows:

	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Parent dividend provisioned by the board	-	20,065,681
Parent dividend provisioned according to policy	27,872,319	37,150,689
Outstanding parent dividends	499,143	505,162
Subsidiaries dividends according to policy	690,877	5,084,143
Others	257,058	43,579
Total	29,319,397	62,849,254
Current	29,319,397	62,849,254
Non-current	-	-
Total	29,319,397	62,849,254

Note 31 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries maintain collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

i.	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

ii. Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The cost of such benefits is charged against income, in the “Staff Expense” item.

As of June 30, 2013 and December 31, 2012, the total staff benefits recorded in the Interim Consolidated Statement of Financial Position is as follows:

Employees’ Benefits	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Short term benefits	11,666,349	15,901,409
Employment termination benefits	14,053,372	13,171,264
Total	25,719,721	29,072,673
Current	11,670,619	15,901,531
Non-current	14,049,102	13,171,142
Total	25,719,721	29,072,673

The following is a detail of the Short-term and Severance Indemnity.

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

As of June 30, 2013 and December 31, 2012, the provisions recorded as a result of services granted and unpaid are as follows:

Short-Term Employees’ Benefits	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Vacation	6,011,197	6,231,487
Bonus and compensation	5,655,152	9,669,922
Total	11,666,349	15,901,409

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. As a result of this process, the discount and rotation rate were updated, and whose consequence was that the liability for the payment of severance indemnity decrease in ThCh$ 3,083,336, effect which was registered in the Consolidated Statement of Income during 2012. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 6.8% (6.8% in 2012) and in Argentina 26.6% (26.6% in 2012).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

As of June 30, 2013 and December 31, 2012, the obligation recorded for severance indemnity are as follows:

Severance Indemnity	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Current	4,270	122
Non-current	14,049,102	13,171,142
Total	14,053,372	13,171,264

The change in the severance indemnity during the year ended as of December 31, 2012 and for the six months ended as of June 30, 2013, was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Initial Balance	15,531,518
Balance as of January 1, 2012	15,531,518
As of December 31, 2012
Current cost of service	523,159
Interest cost	1,274,978
Actuarial (Gains) losses	(3,492,211)
Paid-up benefits	(721,945)
Past service cost	304,355
Others	(248,590)
As of December 31, 2012	13,171,264
As of June 30, 2013
Current cost of service	284,259
Interest cost	568,859
Actuarial (Gains) losses	74,409
Paid-up benefits	(233,745)
Past service cost	233,553
Others	(45,227)
As of June 30, 2013	14,053,372

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The figures recorded in the interim consolidated statement of income for the six and three months ended as of June 30, 2013 and 2012, are as follows:

Expense recognized for severance indemnity	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Current cost of service	284,259	331,821	173,754	126,119
Interest cost	568,859	711,397	287,869	352,627
Past service cost	233,553	128,280	84,719	71,798
Actuarial (Gain) loss	-	(25,937)	-	(177,652)
Non-provided paid benefits	1,424,509	1,114,841	711,475	653,054
Other	109,287	192,539	62,281	(180,805)
Total expense recognized in consolidated statement of income	2,620,467	2,452,941	1,320,098	845,141

Actuarial Assumptions

As mentioned in Note 2.19 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of June 30, 2013 and December 31, 2012, are as follows:

			Chile		Argentina
			As of June 30,	As of December 31,	As of June 30,	As of December 31,
			2013	2012	2013	2012
Mortality table			RV-2004	RV-2004	Gam ‘83	Gam ‘83
Annual interest rate			6.8%	6.8%	26.6%	26.6%
Voluntary employee turnover rate			1.9%	1.9%	n/a	n/a
Company’s needs rotation rate			5.3%	5.3%	n/a	n/a
Salary increase			3.7%	3.7%	21.2%	21.2%
Estimated retirement age for	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	877,404	854,557
1% decrease in the Discount Rate (Loss)	(1,005,906)	(980,616)

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Personal expense

The amounts recorded in the Consolidated Statement of Income for the six and three months ended as of June 30, 2013 and 2012, are as follows:

Personal expense	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	52,019,912	45,888,436	25,799,406	22,645,994
Employees’ short-term benefits	6,800,324	4,908,543	4,197,070	2,923,908
Employments termination benefits	2,620,467	2,452,941	1,320,098	845,141
Other staff expense	9,826,405	8,546,983	4,837,310	4,310,905
Total (1)	71,267,108	61,796,903	36,153,884	30,725,948

(1) See Note 10.

Note 32 Non-controlling Interests

The detail of Non-controlling Interests is the following:

a) Equity

Equity			As of June 30, 2013	As of December 31, 2012
			ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.			69,355,057	74,676,117
Aguas CCU-Nestlé Chile S.A.			12,816,782	11,327,035
Compañía Pisquera de Chile S.A.			4,545,160	4,654,855
Compañía Cervecera Kunstmann S.A.			3,640,664	3,459,887
Saenz Briones & Cía. S.A.			1,783,565	2,772,662
Sidra La Victoria S.A.			1,059	1,210
Others			405,825	406,841
Total			92,548,112	97,298,607

b) Result
Result	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	1,028,724	1,398,871	952,789	1,087,184
Aguas CCU-Nestlé Chile S.A.	2,644,465	2,403,667	790,351	708,691
Compañía Pisquera de Chile S.A.	364,590	386,935	290,487	287,241
Compañía Cervecera Kunstmann S.A.	361,554	437,498	68,472	197,007
Saenz Briones & Cía. S.A.	(882,168)	(1,140,659)	(396,909)	(628,473)
Sidra La Victoria S.A.	(107)	(77)	(45)	(7)
Others	17,616	23,862	42,860	345
Total	3,534,674	3,510,097	1,748,005	1,651,988

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 33 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of June 30, 2013 and December 31, 2012, the Company’s capital shows a balance of ThCh$ 215,540,419, consisting of a total 318,502,872 shares without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares, without any pre-emptive rights. Such common shares are registered for trading at the Santiago and Chile Stock Exchanges, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1).

The Extraordinary Shareholders meeting held on June 18, 2013, resolved to increase the capital of the Company in the amount up to ThCh$ 340,000,000, through the issuance of 51,000,000 shares, a same and unique series. Such shares shall be issued and paid until June 18, 2016. The price at which these shares will be offered will be determined by the Board of Directors, in accordance with the powers granted by the Extraordinary Shareholders Meeting. On July 23, 2013 the Superintendencia de Valores y Seguros authorized the registration of such shares. At the date of issuance of these interim consolidated financial statements, the price of this shares have not been determined.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Consolidated Statement of Comprehensive Income

As of June 30, 2013 and 2012, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	274,311	(54,862)	219,449
Conversion differences of subsidiaries abroad	(3,575,587)	-	(3,575,587)
Actuarial gains and losses on defined benefit plans reserves (1)	(74,409)	14,882	(59,527)
Total comprehensive income as of June 30, 2013	(3,375,685)	39,980	(3,415,665)
Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(154.575)	27.750	(126.825)
Conversion differences of subsidiaries abroad	(8.895.011)	-	(8.895.011)
Total comprehensive income as of June 30, 2012	(9.049.586)	27.750	(9.021.836)

(1) These concepts will be reclassified to the Statement of Income when its settled.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

For the six and three months ended as of June 30, 2013 and 2012, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the six months ended June 30,		For the three months ended June 30,
	2013	2012	2013	2012
Equity holders of the controlling company (ThCh$)	55,744,639	51,535,799	15,429,225	11,310,918
Weighted average number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean pesos)	175.02	161.81	48.44	35.51
Equity holders of the controlling company (ThCh$)	55,744,639	51,535,799	15,429,225	11,310,918
Weighted average number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean pesos)	175.02	161.81	48.44	35.51

As of June 30, 2013 and 2012, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net Income

In accordance with Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2011 will be that reflected in the financial statements attributable to equity holders of the parents, without adjustment it. The above agreement remains in effect for the six months ended as of June 30, 2013.

Dividends

The Company’s dividend policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2012 and for the six months ended as of June 30, 2013, the Company has distributed the following dividends, either interim or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
242	01-06-2012	Interim	61.00000	2011
243	04-20-2012	Final	131.70092	2011
244	01-06-2013	Interim	63.00000	2012
245	04-19-2013	Final	116.64610	2012

On April 11, 2012, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 243, amounting to ThCh$ 41,947,122 corresponding to $ 131.70092 per share. This dividend was paid on April 20, 2012.

On April 10, 2013, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 245, amounting to ThCh$ 37,150,685 corresponding to $ 116.64610 per share. This dividend was paid on April 19, 2013.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements which functional currency is different from the presentation currency of the Interim Consolidated Financial Statements. As of June 30, 2013 and December 31, 2012, it amounts to a negative reserve of ThCh$ 48,039,777 and ThCh$ 44,675,962, respectively.

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities for. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of June 30, 2013 and December 31, 2012, it amounts to a positive reserve of ThCh$ 78,494 and a negative reserve of ThCh$ 98,990, net of deferred taxes, respectively.

Actuarial gains and losses on defined benefit plans reserves: This reserve originates from January 1, 2013, due application of the amendment to IAS 19. The amount recorded is a negative reserve of ThCh$ 67,319.

Other reserves: As of June 30, 2013 and December 31, 2012, the amount is a negative reserve of ThCh$ 1,590,712 for both dates. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979.
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to SVS Circular Letter Na456.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (Note 1, paragraph (1)).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	65,826,508	102,337,275
CLP	55,719,887	84,177,175
USD	816,095	975,193
Euros	10,052	303,571
$ARG	8,571,619	16,847,635
UYU	617,761	-
Others currencies	91,094	33,701
Other financial assets	3,347,760	1,380,474
CLP	1,276,033	1,227,252
USD	2,040,075	119,822
Euros	6,387	22,569
Others currencies	25,265	10,831
Other non-financial assets	15,239,913	16,376,293
CLP	9,290,010	8,990,800
U.F.	103,871	284,030
USD	-	68
$ARG	5,800,186	7,101,395
UYU	45,846	-
Accounts receivable - trade and other receivables	152,228,981	204,570,870
CLP	88,570,083	128,498,015
U.F.	44,478	103,408
USD	23,057,487	20,142,827
Euros	8,577,321	6,973,740
$ARG	27,941,411	46,422,310
UYU	1,980,819	-
Others currencies	2,057,382	2,430,570
Accounts receivable from related companies	8,210,659	9,611,990
CLP	7,872,594	8,907,116
U.F.	329,810	422,033
USD	-	282,841
Euros	8,255	-
Inventories	160,438,248	141,910,972
CLP	131,946,859	118,219,722
USD	3,111,438	3,715,441
Euros	294,326	229,090
$ARG	24,394,064	19,746,719
UYU	691,561	-
Tax receivables	16,083,566	19,287,830
CLP	12,703,945	16,690,439
$ARG	2,930,525	2,597,391
UYU	449,096	-
Non-current assets held for sale	397,693	412,332
$ARG	397,693	412,332
Total current assets	421,773,328	495,888,036

CLP	307,379,411	366,710,519
U.F.	478,159	809,471
USD	29,025,095	25,236,192
Euros	8,896,341	7,528,970
$ARG	70,035,498	93,127,782
UYU	3,785,083	-
Others currencies	2,173,741	2,475,102
Total current assets by currencies	421,773,328	495,888,036

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of June 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Non-current assets
Other financial assets	167,435	65,541
USD	167,435	65,541
Other non-financial assets	15,714,793	23,239,482
CLP	13,749,651	21,755,055
$ARG	1,965,142	1,484,427
Accounts receivable from related companies	382,919	414,115
U.F.	382,919	414,115
Investments accounted for using the equity method	17,304,525	17,326,391
CLP	17,212,080	17,235,882
$ARG	92,445	90,509
Intangible assets different than goodwill	58,297,088	58,669,967
CLP	46,686,203	46,949,148
$ARG	11,610,885	11,720,819
Goodwill	76,350,145	70,055,369
CLP	60,982,749	54,122,302
$ARG	15,367,396	15,933,067
Property, plant and equipment (net)	638,090,998	612,328,661
CLP	545,737,058	534,910,116
$ARG	85,116,345	77,418,545
UYU	7,237,595	-
Biological assets	17,802,806	18,105,213
CLP	17,284,900	17,174,554
$ARG	517,906	930,659
Investment property	6,432,263	6,560,046
CLP	3,540,719	3,541,321
$ARG	2,891,544	3,018,725
Deferred tax assets	25,614,556	23,794,919
CLP	14,960,268	20,242,294
$ARG	10,326,606	3,552,625
UYU	327,682	-
Total non-current assets	856,157,528	830,559,704

CLP	720,153,628	715,930,672
U.F.	382,919	414,115
USD	167,435	65,541
$ARG	127,888,269	114,149,376
UYU	7,565,277	-
Total non-current assets by currencies	856,157,528	830,559,704

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of June 30, 2013		As of December 31, 2012
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	24,182,309	105,037,137	29,260,740	25,613,527
CLP	825,467	11,584,399	4,456,464	12,384,908
U.F.	1,795,285	71,425,632	1,828,034	2,958,439
USD	3,078,161	4,439,420	919,513	7,976,161
Euros	92,243	4,110,505	196,660	-
$ARG	17,114,601	13,477,181	21,860,069	2,294,019
UYU	1,216,951	-	-	-
Others currencies	59,601	-	-	-
Account payable - trade and other payables	119,457,175	392,844	164,942,914	449,534
CLP	86,393,391	355,915	108,134,279	415,325
USD	7,154,001	-	10,174,297	34,209
Euros	2,074,450	36,929	5,152,350	-
$ARG	21,287,725	-	41,143,583	-
UYU	2,524,118	-	-	-
Others currencies	23,490	-	338,405	-
Accounts payable to related companies	10,560,756	-	8,013,545	-
CLP	2,444,339	-	2,663,033	-
U.F.	2,796,207	-	604,276	-
Euros	5,320,210	-	4,746,236	-
Other short-term provisons	587,440	-	401,849	-
CLP	22,399	-	1,609	-
$ARG	565,041	-	400,240	-
Tax liabilities	825,359	8,581,518	-	7,096,722
CLP	-	8,516,790	-	4,516,584
$ARG	781,195	64,728	-	2,580,138
UYU	44,164	-	-
Employee benefits provisions	2,233,281	9,437,338	-	15,901,531
CLP	-	9,394,342	-	12,366,550
$ARG	1,933,248	42,996	-	3,534,981
UYU	300,033	-	-
Other non-financial liabilities	27,530,837	1,788,560	58,795,663	4,053,591
CLP	27,491,305	1,726,393	58,766,429	4,010,899
$ARG	28,196	-	29,234	42,692
UYU	11,336	62,167	-
Total current liabilities	185,377,157	125,237,397	261,414,711	53,114,905

CLP	117,176,901	31,577,839	174,021,814	33,694,266
U.F.	4,591,492	71,425,632	2,432,310	2,958,439
USD	10,232,162	4,439,420	11,093,810	8,010,370
Euros	7,486,903	4,147,434	10,095,246	-
$ARG	41,710,006	13,647,072	63,433,126	8,451,830
UYU	4,096,602	-	-	-
Others currencies	83,091	-	338,405	-
Total current liabilities by currency	185,377,157	125,237,397	261,414,711	53,114,905

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Non-Current liabilities are denominated in the following currencies:

	As of June 30, 2013			As of December 31, 2012
NON-CURRENT LIABILITIES	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	26,637,110	33,562,104	85,427,706	95,375,656	31,195,469	82,551,610
CLP	-	15,907,629	-	-	15,892,549	-
U.F.	6,600,019	6,415,316	81,509,960	77,304,824	6,444,726	80,779,119
USD	4,336,331	7,321,412	-	-	7,085,703	-
$ARG	15,700,760	3,917,747	3,917,746	18,070,832	1,772,491	1,772,491
Other accounys payable	809,368	-		724,930	-
USD	809,368	-	-	724,930	-	-
Accounts payable to related companies	6,262	-	-	2,391,810	-	-
CLP	6,262	-	-	6,521	-	-
U.F.	-	-	-	2,385,289	-	-
Other long term provisions	-	2,476,666	146,906	-	1,281,866	211,414
CLP	-	10,655	54,009	-	-	25,000
$ARG	-	1,221,265	92,897	-	1,281,866	186,414
UYU	-	1,244,746	-	-	-	-
Deferred tax liabilities	18,268,090	6,830,921	46,935,042	21,092,438	7,146,940	46,256,563
CLP	17,453,562	6,287,902	38,754,577	20,206,973	6,556,630	38,548,024
$ARG	814,528	543,019	7,263,090	885,465	590,310	7,708,539
UYU	-	-	917,375	-	-	-
Employee benefits provisons	-	-	14,049,102	3,456	-	13,167,686
CLP	-	-	12,571,341	-	-	11,821,375
$ARG	-	-	1,477,761	3,456	-	1,346,311
Total non-current liabilities	45,720,830	42,869,691	146,558,756	119,588,290	39,624,275	142,187,273

CLP	17,459,824	22,206,186	51,379,927	20,213,494	22,449,179	50,394,399
U.F.	6,600,019	6,415,316	81,509,960	79,690,113	6,444,726	80,779,119
USD	5,145,699	7,321,412	-	724,930	7,085,703	-
$ARG	16,515,288	5,682,031	12,751,494	18,959,753	3,644,667	11,013,755
UYU	-	1,244,746	917,375	-	-	-
Total non-current liabilities by currency	45,720,830	42,869,691	146,558,756	119,588,290	39,624,275	142,187,273

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated is as follows:

Lease Agreements not to be terminated	As of June 30, 2013
ThCh$
Within 1 year	108,272,369
Between 1 and 5 years	172,885,943
Over 5 years	103,066,294
Total	384,224,606

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of June 30, 2013, is as follows:

Purchase and supply agreementsistros	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	94,606,038	13,666,331
Between 1 and 5 years	164,882,092	8,003,851
Over 5 years	102,818,034	248,260
Total	362,306,164	21,918,442

Capital investment commitments

As of June 30, 2013, the Company had capital investment commitments related to Property, plant and equipment and intangibles (software) for approximately ThCh$ 151,749,043.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000. Those loss contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Proceedings and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña San Pedro Tarapacá S.A.	1° Juzgado de Letras del Trabajo de Santiago	655-2009	Interpretation of collective bargaining agreement, illegal discounts of remuneration and restitution of the discounted amounts.	The Court of appeals rejected VSPT annulment request. VSPT lost the trial. The case was refered to the Juzgado de Cobranza Laboraly Previsional, who must practice the liquidation of the award. Pending practice the liquidation.	M$15.000

Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina		Claim for supposed sudden termination of a distribution agreement.	Chamber judgment appealed by the actor.	M$60.000

Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina		Claim for supposed untimely termination of distribution agreement.	The plaintiff requested a lien over CICSA´s factory in the province of Salta. On 03-12-09 the Company was notified of the end of the probationary period and on 04-08-09 was presented the arguments. The award of the case is pending.	US$ 45.000

Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina		Labour trial for layoff	On evindentiary period (contributions must be paid).	US$ 84.000
Saenz Briones & Cía. S.A.I.C.	Court of first instance in Argentina		City Council´s Administrative Claim related to advertising and publicity fees.	The award overruled the administrative judicata and omitted the consideration of diriment evidence as an accounting expert opinion. As a result of a lien over a bank account and at the Company´s request, conversations have been started with counsel for the claimant in order to find a settlement to the law suit.	US$ 60.000

Saenz Briones & Cía. S.A.I.C.	Court of first instance in Argentina		Labour trial for layoff	On 06-14-12 the statment of defense was file and on 08-13-12 was deemed to be submitted on time and form. On 08-17-12 was credited in the file the deposit of the final settlement and compensation.	US$ 79.000

Saenz Briones & Cía. S.A.I.C.	Court of first instance in Argentina		Labour trial for layoff	On February 8, 13 And 14, 2013 held hearings testimonial, having only declared witnesses Elio Delpup and Miguel Lombardi. SBC took commitment to his witnesses so they are brought to the second scheduled hearing. On February 19, 2013, SBC challenged the testimony of the witnesses Delpup and Lombardi. The Court set new dates for hearings for the days: 05.23.2013 at 10 p.m for the witnesses Prieto, Bassi, Hayet and Torres; and 05.24.2013 at 10 p.m for witnesses Avalis, Lalin and Soler.	US$ 78.000

Compañía Industrial Cervecera S.A. (CICSA)			City Council´s Administrative Claim related to advertising and publicity fees.	The process is in administrative phase. Depending on the results, the Company will determine whether it files a law suit.	US$ 1.114.000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 1,239,311 and ThCh$ 984,466, as of June 30, 2013 and December 31, 2012, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Tax processes

At the date of issue of these interim consolidated financial statements, the Company does not maintain significant tax processes.

Guarantees

As of June 30, 2013, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct guarantees as part of its common financing operations. Nevertheless, its VSPT has entered into indirect guarantees as joint guarantors of financing operations by Finca La Celia subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

The subsidiary Finca la Celia maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco del Estado de Chile, according to the following detail:

Institution	Amount	Due date

Banco Patagonia	USD 2.000 mil	January 17, 2014
Banco Patagonia	USD 1.200 mil	January 17, 2014
Banco San Juan	USD 1.000 mil	December 20, 2013
Banco Francés	USD 1.500 mil	October 25, 2013
Banco Santander Río	USD 1.100 mil	Febraury 17, 2014

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors on April 5, 2011.

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 27, is guaranteed by CCU S.A. through a stand- by unrestricted, 1 year term, renewable for equal period during the term of the loan.

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

Note 36 Environment

Major Environmental costs accrued as of June 30, 2013, in the Industrial Units of CCU S.A. are distributed as follows:

- IWWT Expenses: 56.3%.

These expenses are mainly related to the maintenance and control of our Industrial Waste Water Treatment Plants (IWWT).

- SIR Expenses: 30.1%.

These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous wastes (Respel) and recyclable residues.

- Gas Emission Expenses: 1.6%.

These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and regulations in the field.

- Other Environmental Expenses: 12%

Those expenses are related to the verification and compliance of ISO 22000 Food Safety, ISO 14000 Environmental Management and ISO 18000 OHSAS Operational Health and Safety Management Systems in our industrial plants or deposits, which are in different implementation stages or are in a renewal certification stages. The implementation of these three standards is a corporate goal.

The most relevant investments made during the year 2013, are listed below:

-	Compañía Cervecería Kunstmann. New waste water treatment plant (UF 56,693) and Fire risk prevention project (UF 2,972), which will be finished in December 2014 and December 2013, respectively.

-	CPCh. For all plants Seism risk prevention: Mechanical strengthening of tanks (UF 37,726) and in Ovalle plant: reinforcement of civil tanks (UF 5,933), both should be finished by December 2014.

-	CCU Chile: Santiago plant, second phase of the improvement project for the Waste Water Treatments (UF 19,639), Labels Compactor in packaging line 1 (UF 515), both will be finished on December 2013.

-

CCU Chile. Temuco Plant: Filter presses for sludge (UF 6,173), Thermal energy recovery for the brewhouse (UF 3,342), light packaging (UF 605) and replacement blowers Riles of IWWT (UF 281), all will be finished in December 2013.

-

VSPT. Molina Plant: Seism risk prevention project Strengthening of tanks FES (UF 19,034), flowmeter for IWWT (UF 206), container for trash (UF 114) and drive automation of RILES Hill (UF 49). In Lontué Plant: tertiary treatment of waste water (UF 514) and concrete slab to solid waste areas (UF 268). To Isla de Maipo Plant: Treatment sludge system (UF 1,543) and Storage system for hazardous waste (UF 514) all will be finished in December 2013.

-

ECUSA. Santiago, Boiler improvement in compliance with regulations regarding NOX emissions (UF 3,002), caustic soda recovery sytem of the CIP elaboration (UF 2,518), meters of water, steam and EE (UF 1,071), HACCP (UF 974), water recovery project for bottle washers (Phase 1) ( UF 181). Antofagasta Plant: Automation of waste water treatment system (UF 772), enabling fier brigade (UF 514) and construction parapet tanks (UF 277). All projects which should be completed in December 2013.

-	CCU Argentina. Economizer project in Santa Fé Plant (UF 4,553), expected finalized in December 2013.

-	Plasco. Measurement of electricity consumption for processing lines (UF 2,984) and change lighting plant of caps plant (UF 282), which should end in December 2013.

-	Aguas CCU-Nestlé S.A. Seism risk prevention project conditioning equipment (UF 514).

Compañía Cervecerías Unidas S.A. Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2013

The main disbursements of the semester, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursment incurred during the year
		As of June 30, 2013				As of December 31, 2012
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements	Expenses	Investment
		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$

CCU Chile Ltda.	Disposal of industrial solids, liquids and others residues	680.910	39.013	705.620	Dec-13	617.918	2.718.600

Cia. Industrial Cervecera S.A.	Disposal of industrial solids, liquids and others residues	758.598	10.437	104.117	Dec-13	706.380	-

Cia. Pisquera de Chile S.A.	Disposal of industrial solids, liquids and others residues	122.214	187.632	998.458	Dec-13	73.069	219.341

Transportes CCU Ltda.	Disposal of industrial solids, liquids and others residues	106.950	-	-	-	106.235	37.315

VSPT S.A.	Disposal of industrial solids, liquids and others residues	180.991	32.691	508.678	Dec-13	114.116	70.012

Others	Disposal of industrial solids, liquids and others residues	489.209	134.934	1.698.484	Dec-13	266.181	244.894

Note 37 Subsequent Events

A.	The Interim Consolidated Financial Statements of CCU S.A. have been approved by the Board Directors on August 7, 2013.

B.	There are no others subsequent events between the closing date and the filing date of these Interim Financial Statements that could significantly affect their interpretation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañia Cervecerias Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial officer

Date: August 9, 2013